Exhibit 99.1

Sun Life Financial Inc.

Notice of annual meeting

of common shareholders

May 18, 2011

Management Information Circular 2011

Sun Life Financial

Contents

Letter to shareholders	2

Notice of our 2011 annual meeting	3

Management Information Circular	4

Our 2011 annual meeting	4
• Voting	5
• The director nominees	8
• The auditor	17
• Advisory vote on executive compensation	18

Corporate governance practices	18
• Communications policy	25
• Contacting the board	25
• Shareholder proposals	25
• Board committees	26

Director compensation	32
• Compensation discussion and analysis	32
• Compensation details	35

Executive compensation	37
• Report to shareholders	38
• Compensation discussion and analysis	41
• Compensation details	61

Other information	77

Schedule A – Charter of the Board of Directors	78

Dear Shareholder:

You are invited to attend our annual meeting of common shareholders on Wednesday, May 18, 2011 at 10:00 a.m. (Toronto time). The meeting will be held at the Sun Life Financial Tower, 150 King Street West (at University Avenue), 2nd floor, Toronto, Ontario, Canada and will also be webcast at www.sunlife.com.

The business of the meeting is described in the accompanying Notice of our 2011 annual meeting and Management Information Circular.

We will be conducting the annual meeting of the voting policyholders and sole shareholder of Sun Life Assurance Company of Canada at the same time. The formal business of each meeting will be conducted separately, however, management’s presentation will address shareholders and policyholders. A joint question and answer period will then follow.

Your vote is important. If you cannot attend the meeting, please vote by proxy by completing the enclosed form and returning it by 5:00 p.m. (Toronto time) on Monday, May 16, 2011, as described on pages 5 to 7 in the attached circular. If your shares are held in the name of a nominee, see page 6 for information about how to vote your shares.

We look forward to seeing you at the meeting.

Ronald W. Osborne	Donald A. Stewart
Chairman of the Board	Chief Executive Officer

Si vous désirez recevoir l’avis de convocation à l’assemblée annuelle et la circulaire d’information en français, veuillez communiquer avec le secrétaire en écrivant au 150 rue King Ouest, 6[e] étage, Toronto (Ontario) Canada M5H 1J9, en composant le 1-877-786-5433, ou encore en envoyant un courriel à servicesauxactionnaires@sunlife.com.

Notice of our 2011 annual meeting You are invited to our annual meeting of common shareholders:

When	Wednesday, May 18, 2011 10:00 a.m. (Toronto time)

Where	Sun Life Financial Tower 150 King Street West (northeast corner of King and University) Second floor Toronto, Ontario

What the meeting will cover

1. Receipt of the 2010 consolidated financial statements

2. Election of the directors

3. Appointment of the auditor

4. An advisory vote on executive compensation

5. Consideration of other business that may properly be brought before the meeting.

The annual meeting of Sun Life Assurance Company of Canada will also be held at the same time and place.

As of March 21, 2011 (our record date) a total of 575,429,564 votes were eligible to be cast at the meeting.

The attached circular is being sent to you because you owned common shares of Sun Life Financial Inc. on March 21, 2011. It includes important information about what the meeting will cover, who can vote and how to vote.

The board of directors has approved the contents of this circular and has authorized us to send it to you.

Joan M. Wilson

Vice-President and Corporate Secretary

Toronto, Ontario

March 21, 2011

MANAGEMENT INFORMATION CIRCULAR 2011

Management Information Circular

March 21, 2011

In this document, we, us, our, the company and Sun Life Financial mean Sun Life Financial Inc., and Sun Life Assurance means Sun Life Assurance Company of Canada. You, your and shareholder mean common shareholders of Sun Life Financial.

Our 2011 annual meeting

What the meeting will cover:

Financial statements

You will receive the consolidated financial statements for the year ended December 31, 2010, the auditor’s report and the actuary’s report on the policy liabilities reported in the financial statements and have the opportunity to ask questions.

Electing the directors (see page 8)

You will elect 14 directors to serve on our board for a term of one year. Twelve of the director nominees currently serve on our board, while Richard H. Booth and Jon A. Boscia are being nominated for the first time. All 14 individuals are also nominated to serve as directors of Sun Life Assurance, a principal operating subsidiary which we wholly own.

Bertin F. Nadeau has reached the company’s normal director retirement age and is retiring from the board as of our 2011 annual meeting.

Appointing the auditor (see page 17)

You will vote on the appointment of Deloitte & Touche LLP (Deloitte) as our auditor for 2011. Deloitte has been our auditor since Sun Life Financial was incorporated in 1999.

Having a “say on pay” (see page 18)

You will participate in a non-binding advisory vote on executive compensation, giving you an opportunity to express your view on the board’s approach to setting executive compensation as described in the Executive compensation section starting on page 37.

We will file the results of the advisory vote on SEDAR (www.sedar.com) and publish them on our website (www.sunlife.com). If a significant number of shareholders oppose the resolution, the board will consult shareholders to understand their concerns, and then review our approach to executive compensation with their concerns in mind. Our executive officers have a material interest in the outcome of the vote because it may affect our process for determining their compensation. It is impossible, however, for us to describe the impact of the vote or the consultations before they have taken place.

Considering other business

You can vote on other items of business that are properly brought before the meeting. As of the date of this circular, we were not aware of any other items to be brought forward.

MANAGEMENT INFORMATION CIRCULAR 2011

Voting

Who can vote

You are entitled to receive notice of and vote at our annual meeting of common shareholders if you were a shareholder of record as of 5:00 p.m. (Toronto time) on March 21, 2011.

As of March 21, 2011, we had 575,429,564 common shares outstanding. Each common share carries one vote. We require a simple majority of votes cast for any of the items of business to be approved.

To the best of our knowledge, no person or company beneficially owns or exercises control or direction over, directly or indirectly, more than 10% of the voting rights of any class of our shares.

Common shares cannot be voted if they are beneficially owned by the Government of Canada, any province or territory of Canada, the government of a foreign country, or any political subdivision or agency of any of those entities.

How to vote

You have two ways to vote:

—	by proxy
—	by attending the meeting and voting in person.

Voting by proxy

Voting by proxy is the easiest way to vote because you are giving someone else the authority to attend the meeting and vote your shares for you (called your proxyholder). If you specify on your proxy form how you want to vote on a particular matter, then your proxyholder must vote your shares according to your instructions.

Ronald W. Osborne, Chairman of the Board, or in his absence Bertin F. Nadeau, Chairman of the Governance and Conduct Review Committee, or in his absence another director appointed by the board will act as proxyholder to vote your shares at the meeting according to your instructions.

If you appoint them as proxyholders but do not specify on the proxy form how you want to vote your shares, your shares will be voted:

—	for electing the director nominees who are listed in the proxy form and management information circular
—	for appointing Deloitte & Touche LLP as auditor
—	for the resolution on executive compensation.

You can appoint another person to vote your shares by printing his or her name in the space provided on the proxy form. This person does not need to be a shareholder, but your vote can only be counted if he or she attends the meeting and votes for you. Regardless of who you appoint as your proxyholder, if you do not specify how you want to vote your shares, your proxyholder can vote as he or she sees fit. Your proxyholder can also vote as he or she decides on any other items of business that properly come before the meeting, and on any amendments to the items listed above.

Voting in person

Attending the meeting in person gives you an opportunity to hear directly from management and meet the individuals who have been nominated to serve on our board.

MANAGEMENT INFORMATION CIRCULAR 2011

Registered shareholders

You are a registered shareholder if you have a share certificate in your name.

If you do not want to attend the meeting, indicate your voting instructions on the enclosed proxy form, then sign, date and mail it in the envelope provided or fax both pages to one of the numbers below.

Fax:	416-368-2502 1-866-781-3111	(from Toronto or outside Canada and the U.S.) (toll-free from anywhere in Canada or the U.S.)

Our transfer agent, CIBC Mellon Trust Company (CIBC Mellon), or its co-agents must receive the completed and signed proxy form by 5:00 p.m. (Toronto time) on Monday, May 16, 2011 to have your vote recorded.

If you want to attend the meeting and vote your shares in person, do not complete or return the proxy form. When you arrive at the meeting, register with a representative of CIBC Mellon to receive a ballot.

If the meeting is adjourned, CIBC Mellon must receive your completed proxy form by 5:00 p.m. (Toronto time) two business days before the meeting is reconvened.

Share ownership account participants

If you have a share ownership statement, your proxy form will tell you whether you can vote by telephone or on the Internet. You will need the 13-digit control number in the top right-hand corner of the form to complete your voting instructions using one of these methods. The transfer agent uses the control number to verify your identity.

Voting by phone (Canada only):	Call 1-866-271-1207 from a touchtone telephone and follow the instructions.

Voting on the Internet:	Go to www.eproxyvoting.com/slf and follow the instructions on screen. Any information on this website, or accessible through it, is for reference and is not part of this circular.

CIBC Mellon must receive your voting instructions by phone or on the Internet by 5:00 p.m. (Toronto time) on Monday, May 16, 2011 for your vote to be recorded.

If you want to attend the meeting and vote your shares in person, do not complete or return the proxy form. When you arrive at the meeting, register with a representative of CIBC Mellon to receive a ballot.

If the meeting is adjourned, CIBC Mellon must receive your completed proxy form by 5:00 p.m. (Toronto time) two business days before the meeting is reconvened.

Non-registered shareholders

You are a non-registered shareholder if your securities broker, clearing agency, financial institution, trustee or custodian or other intermediary (your nominee) holds your shares for you in a nominee account. Carefully follow the instructions on the voting instruction form or proxy form your nominee provided with this package.

If you want to attend the meeting and vote in person, appoint yourself as proxyholder by printing your name in the space provided on the form. Then follow your nominee’s instructions for returning the form.

MANAGEMENT INFORMATION CIRCULAR 2011

If you change your mind

You can revoke instructions you have already provided on your proxy or voting instruction form by giving us new instructions. Send them by mail, fax, phone, on the Internet or in person as described below.

Registered shareholders and share ownership account participants can send a new proxy or voting instructions form up until 5:00 p.m. on Monday, May 16, 2011, in one of three ways:

—

complete and sign a proxy form with a later date than the one you already sent to CIBC Mellon, and send it to CIBC Mellon as described above. Share ownership account participants can send new instructions by phone or on the Internet

—

send a notice in writing with your new instructions signed by you, or your attorney as authorized by you in writing, to: Sun Life Financial, 150 King Street West, 6th Floor, Toronto, Ontario, Canada M5H 1J9 Attention: Corporate Secretary

—	give your written instructions to the Chairman of the meeting before the start of the meeting or before the meeting is reconvened.

Non-registered shareholders can send a new proxy or voting instruction form to their nominees. To allow your nominee time to act on your instructions, you should provide them at least seven days before the meeting.

Questions?
You can call CIBC Mellon directly at one of the following numbers:

Canada and the United States:	1-877-224-1760 (English)
1-888-290-0048 (French)

United Kingdom, Republic of Ireland,	0845-602-1587 (within the U.K.)
Channel Islands and Isle of Man:	44-20-8639-2064 (outside the U.K.)

Philippines:	632-581-8111 (PLDT – Metro Manila)
632-976-8111 (GLOBE – Metro Manila)
1-800-1-888-2422 (Provinces)

Hong Kong:	852-2862-8555

Other countries:	416-348-9412

Processing the votes

CIBC Mellon, or its authorized agents, count and tabulate the proxies on our behalf. Individual shareholder votes are kept confidential and proxy forms are only shown to management if it is clear that the shareholder wants to communicate directly with management, or when the law requires it.

We will file the voting results on SEDAR (www.sedar.com) and publish them on our website (www.sunlife.com).

Solicitation of proxies

Management is soliciting your proxy, and we have retained Kingsdale Shareholder Services Inc. (Kingsdale) to assist us. Proxies will be solicited primarily by mail, but Kingsdale may also contact you by telephone. We pay all solicitation costs, and are paying Kingsdale approximately $50,000 for their services. If you have any questions, please contact Kingsdale directly at 1-866-581-1490.

MANAGEMENT INFORMATION CIRCULAR 2011

The director nominees

As of the date of this circular, we have 13 directors on our board. Under our by-laws, the board can have eight to 20 directors. At the meeting 14 directors are to be elected for a one-year term. Twelve of the nominees currently serve on our board.

Martin J. G. Glynn was appointed a director in December 2010. Richard H. Booth and Jon A. Boscia are being nominated for the first time. Among other attributes, each of the three directors who are standing for election for the first time add valuable experience in the Canadian and U.S. financial services industry to the existing board composition.

The Governance and Conduct Review Committee has reviewed each of the nominees and confirmed that they have the necessary skills and experience to contribute to the board and keep pace with our developing business operations.

We do not expect that any of them will not be able to serve as director. If for any reason a nominee is unable to serve, the persons named in the proxy form have the right to vote at their discretion for other nominees proposed in good faith and according to applicable law.

The board recommends that shareholders vote for electing the director nominees profiled below. If you do not specify in the proxy form how you want to vote your shares, the persons named in the form (your proxyholders) will vote for electing the director nominees profiled below.

Our policy on majority voting

If a director receives more “withheld” than “for” votes in an uncontested election, he or she must offer to resign in writing to the Chairman of the Governance and Conduct Review Committee. The board will decide to accept or reject the offer within 90 days of the annual meeting and will disclose its decision in a news release. The director will not participate in these deliberations.

Director nominee profiles

The following profiles provide information about each of the director nominees, including their business experience, how many Sun Life Financial board and committee meetings they attended in 2010 and the value of their holdings of Sun Life Financial securities as of March 2, 2011 and March 3, 2010. The closing value of our common shares on the TSX on those dates was $31.65 and $30.10, respectively. Two of our director nominees, Richard H. Booth and Martin J. G. Glynn, purchased common shares after March 2, 2011. Details of these purchases are shown in their director profiles. The amounts shown in the table for the nominees’ equity at risk reflect the total market value of common shares and DSUs, plus the in-the-money values of options, held by the nominees as of those dates. You can find information about our share ownership guideline for directors on page 33.

Sun Life Financial was formed in 1999. We show how long each of the nominees has served on our board. We also list the directorships of other public companies each of the nominees held in the last five years.

MANAGEMENT INFORMATION CIRCULAR 2011

William D. Anderson, CA Toronto, Ontario Director since 2010 Independent Age: 61

Mr. Anderson was President of BCE Ventures, the strategic investment unit of the global telecommunications company BCE Inc., until he retired in December 2005. He held senior positions including Chief Financial Officer of BCE Inc. and Bell Canada during his 14 years with that company. Mr. Anderson is a chartered accountant. He spent 17 years with the public accounting firm KPMG, where he was a partner for 11 years. He is a fellow of the Institute of Corporate Directors.

	Board and committees	Meeting attendance		Public company directorships
	Board	9 of 9	100%	Nordion Inc. (formerly MDS Inc.)		2007 – present
	Audit	3 of 3	100%	Gildan Activewear Inc.		2006 – present
	Risk Review	3 of 3	100%	TransAlta Corporation		2003 – present
				Four Seasons Hotels Inc.		2005 – 2007
				Bell Canada International Inc.		2000 – 2007
				Sears Canada Inc.		2005 – 2006
	Sun Life Financial securities held:
Areas of expertise: • Accounting and	Fiscal year	Common shares	DSUs	Total common shares and DSUs	Total value of common shares and DSUs	Share ownership guideline: Meets/ on target
corporate finance	2011	5,000	1,205	6,205	$196,388	On target
• Corporate governance	2010	1,500	0	1,500	$45,150	-
• Public issuer executive	Change	3,500	1,205	4,705	$151,238
• Strategic management	Options held: None
• U.K. market	Total amount of equity at risk (shares, DSUs and options): $196,388 in 2011, $45,150 in 2010.

Richard H. Booth, CPA, CLU, ChFC Deep River, CT If elected will be an independent director Age: 64	Mr. Booth is Vice Chairman of Guy Carpenter & Company, LLC, a global risk management and reinsurance specialist and a wholly-owned subsidiary of Marsh & McLennan Companies, Inc. Mr. Booth was Chairman of HSB Group, Inc., a specialty insurer and reinsurer, from 2000 to 2009 and President and Chief Executive Officer of HSB Group from 2000 to 2007. In 2008 and 2009 he was also Vice Chairman, Transition Planning and Chief Administrative Officer of HSB’s parent company, American International Group, an insurance and financial services company. Mr. Booth has held progressively senior positions in the insurance industry throughout his career. In addition to the public company board listed here, Mr. Booth is a director of WorldBusiness Capital, Inc. and an advisor to Century Capital LLC. He is involved with the Economic Club of New York and the National Association of Corporate Directors – Connecticut Chapter. He is a certified public accountant, a chartered life underwriter, a chartered financial consultant and a former member of the Financial Accounting Standards Advisory Council and its Steering Committee.
	Board and committees	Meeting attendance		Public company directorships
	Mr. Booth is not currently a director.			Northeast Utilities		2001 – present
	Sun Life Financial securities held:
Areas of expertise: • Accounting and	Fiscal year	Common shares	DSUs	Total common shares and DSUs	Total value of common shares and DSUs	Share ownership guideline: Meets/ on target
corporate finance	2011*	1,000	-	1,000	$31,650	-
• Executive compensation	2010	-	-	-	-	-
and succession	Change	1,000		1,000	$31,650
• Financial services	Options held: None
industry	Total amount of equity at risk (shares, DSUs and options): $31,650 in 2011.
• Public issuer executive	*Mr. Booth purchased 1,000 common shares on March 15, 2011.
• Risk management
• Strategic management
• U.S. market

MANAGEMENT INFORMATION CIRCULAR 2011

Jon A. Boscia Philadelphia, PA If elected will be a non-independent director Age: 58	Mr. Boscia is founder of Boardroom Advisors, LLC, a board governance consultancy firm. From October 2008 to December 2010 he was President, Sun Life Financial. Prior to 2008 he was Chairman and Chief Executive Officer of Lincoln National Corporation. During his 25 years with Lincoln National Corporation, an international financial services organization, he held senior positions including Executive Vice-President and Chief Investment Officer and President of Lincoln National Life Insurance Company. In addition to the public company boards listed here, Mr. Boscia has served on the boards of various Sun Life Financial subsidiaries in the U.S., U.K. and Asia. Mr. Boscia is a trustee of Temple University. He has a Master of Business Administration degree.
	Board and committees	Meeting attendance		Public company directorships
	Mr. Boscia is not currently a director.			Southern Company		2007 – present
				Armstrong World Industries, Inc.		2008 – 2010
				The Hershey Company		2001 – 2007
				Lincoln National Corporation		1998 – 2007
	Sun Life Financial securities held:
Areas of expertise: • Accounting and corporate finance	Fiscal year	Common shares	DSUs	Total common shares and DSUs	Total value of common shares and DSUs	Share ownership guideline: Meets/ on target
• Asia, U.K. and U.S.	2011	9,000	112,460	121,460	$3,844,209	Meets
markets	2010	-	107,082	107,082	$3,223,168	Meets
• Corporate governance	Change	9,000	5,378	14,378	$621,041
• Executive compensation	Options held: 279,496 – Details on Mr. Boscia’s option holdings can be found in the table on page 64.
and succession	Total amount of equity at risk (shares, DSUs and options): $4,298,872 in 2011, $3,713,997 in 2010.
• Financial services industry
• Investment management
• Marketing and communications
• Public issuer executive
• Risk management
• Strategic management

John H. Clappison, FCA Toronto, ON Director since 2006 Independent Age: 64	Mr. Clappison was Greater Toronto Area Managing Partner of PricewaterhouseCoopers LLP, chartered accountants, until he retired in December 2005. He is a fellow of the Institute of Chartered Accountants of Ontario and spent his career in public accounting. In addition to the public company boards listed here, Mr. Clappison is a director of Summitt Energy Holdings LLP and involved with the Canadian Foundation for Facial Plastic and Reconstructive Surgery, Shaw Festival Theatre Endowment Foundation and Roy Thomson Hall and Massey Hall Endowment Foundation. He is a member of the Canadian Audit Committee Network.
	Board and committees	Meeting attendance		Public company directorships
	Board	13 of 13	100%	Inmet Mining Corporation		2010 – present
	Audit (Chair)	5 of 5	100%	Cameco Corporation		2006 – present
	Risk Review	5 of 5	100%	Rogers Communications Inc.		2006 – present
				Canadian Real Estate Investment Trust		2007 – 2011
	Sun Life Financial securities held:
Areas of expertise: • Accounting and	Fiscal year	Common shares	DSUs	Total common shares and DSUs	Total value of common shares and DSUs	Share ownership guideline: Meets/ on target
corporate finance	2011	1,000	16,207	17,207	$544,602	On target
• Executive compensation	2010	1,000	11,642	12,642	$380,524	On target
and succession	Change	0	4,565	4,565	$164,078
• Financial services	Options held: None
industry	Total amount of equity at risk (shares, DSUs and options): $544,602 in 2011, $380,524 in 2010.
• Risk management
• Designated Audit Committee financial expert

MANAGEMENT INFORMATION CIRCULAR 2011

David A. Ganong, CM St. Stephen, NB Director since 2002 Independent Age: 67	Mr. Ganong became Chairman of Ganong Bros. Limited, a private confectionery manufacturer, in July 2008. He was President of that company for most of his career. Mr. Ganong is a member of the Order of Canada. He was appointed by the Government of Canada as a Canadian representative on the North American Competitiveness Council and is a board member of the Canadian Council of Chief Executives. Mr. Ganong has been Chairman of a number of organizations including Clarica Life Insurance Company, the University of New Brunswick and the New Brunswick Energy Commission. He has a Master of Business Administration degree.
	Board and committees	Meeting attendance		Public company directorships
	Board	13 of 13	100%	None
	Audit	5 of 5	100%
	Governance and Conduct Review	6 of 6	100%
	Sun Life Financial securities held:
Areas of expertise:	Fiscal year	Common shares	DSUs	Total common shares and DSUs	Total value of common shares and DSUs	Share ownership guideline: Meets/ on target
• Corporate governance	2011	7,567	17,794	25,361	$802,676	Meets
• Marketing and	2010	7,567	14,738	22,305	$671,381	Meets
communications	Change	0	3,056	3,056	$131,295
• Public and regulatory policy	Options held: Date granted	Expiry date		Exercise price	Total unexercised	Value of in-the- money options
• U.S. market	June 27, 2002	June 27, 2012		$33.20	2,000	-
	Total amount of equity at risk (shares, DSUs and options): $802,676 in 2011, $671,381 in 2010.

Martin J. G. Glynn Vancouver, BC Director since 2010 Independent Age: 59	Mr. Glynn was President and Chief Executive Officer of HSBC Bank USA until his retirement in 2006. During his 24 years with HSBC, an international banking and financial services organization, Mr. Glynn held senior positions including President and Chief Executive Officer of HSBC Bank Canada. He is involved with the VGH and UBC Hospital Foundation and The American Associates of the National Galleries of Scotland. Mr. Glynn was the Jarislowsky Fellow in Business Management, Haskayne School of Business, University of Calgary from September 2009 to April 2010. He has a Master of Business Administration degree.
	Board and committees	Meeting attendance		Public company directorships
	Board	3 of 3	100%	MF Global Holdings Ltd.		2008 – present
	Audit	1 of 1	100%	VinaCapital Vietnam Opportunity Fund Limited		2008 – present
	Investment Oversight	1 of 1	100%	Hathor Exploration Limited		2007 – present
				Husky Energy Inc.		2000 – present
				HSBC USA Inc.		2000 – 2006
				HSBC Bank Canada		1999 – 2006
Areas of expertise:	Sun Life Financial securities held:
• Asia and U.S. markets • Executive compensation and succession • Financial services industry	Fiscal year	Common shares	DSUs	Total common shares and DSUs	Total value of common shares and DSUs	Share ownership guideline: Meets/ on target
	2011*	2,500	124	2,624	$83,050	On target
• Investment management	2010	-	-	-	-	-
• Public and regulatory	Change	2,500	124	2,624	$83,050
policy	Options held: None
• Public issuer executive	Total amount of equity at risk (shares, DSUs and options): $83,050 in 2011.
• Risk management	*Mr. Glynn purchased 2,000 common shares on March 16, 2011.
• Strategic management

MANAGEMENT INFORMATION CIRCULAR 2011

	Ms. Hoeg was President and Chief Executive Officer of Corby Distilleries Limited, a marketer and seller of spirits and wine, until she retired in February 2007. She held senior positions with related companies for most of her career. She is a chartered accountant. In addition to the public company boards listed here, Ms. Hoeg is a director of Ganong Bros. Limited and Samuel, Son & Co., Limited. She is involved with Toronto East General Hospital.
	Board and committees	Meeting attendance		Public company directorships
Krystyna T. Hoeg, CA Toronto, ON Director since 2002 Independent Age: 61 Areas of expertise: • Accounting and corporate finance • Executive compensation and succession • Marketing and communications • Public issuer executive • Risk management • Strategic management	Board	13 of 13	100%	Imperial Oil Limited		2008 – present
	Audit	2 of 2	100%	Canadian Pacific Railway Company		2007 – present
	Management Resources	3 of 3	100%	Canadian Pacific Railway Limited		2007 – present
	Risk Review	5 of 5	100%	Shoppers Drug Mart Corporation		2006 – present
				Cineplex Galaxy Income Fund		2006 – 2010
				Corby Distilleries Limited		1996 – 2007
	Sun Life Financial securities held:
	Fiscal year	Common shares	DSUs	Total common shares and DSUs	Total value of common shares and DSUs	Share ownership guideline: Meets/ on target
	2011	3,405	25,043	28,448	$900,379	Meets
	2010	3,405	22,055	25,460	$766,346	Meets
	Change	0	2,988	2,988	$134,033
	Options held:
	Date granted	Expiry date		Exercise price	Total unexercised	Value of in-the- money options
	June 27, 2002	June 27, 2012		$33.20	2,000	-
	Total amount of equity at risk (shares, DSUs and options): $900,379 in 2011, $766,346 in 2010.

	Mr. Kerr is Managing Partner of Edper Financial Group, an investment holding company. Prior to August 2006, he was Chairman of Falconbridge Limited and spent most of his career with related companies. He is a chartered accountant. In addition to the public company boards listed here, Mr. Kerr is a director of the Toronto Rehabilitation Hospital Foundation, the Special Olympics Canada Foundation, Sustainable Development Technology Canada and is a member of the advisory Board of the Schulich School of Business, York University.
David W. Kerr, CA	Board and committees	Meeting attendance		Public company directorships
Toronto, ON Director since 2004 Independent Age: 67 Areas of expertise: • Accounting and corporate finance • Corporate governance • Executive compensation and succession • Investment management • Public issuer executive • Strategic management	Board	11 of 13	85%	Halmont Properties Corporation		2009 – present
	Investment Oversight	5 of 5	100%	Research In Motion Limited		2007 – present
	Management Resources (Chair)	5 of 5	100%	Brookfield Asset Management Inc.		1987 – present
				Canwest Global Communications Corp.		2007 – 2010
				Shell Canada Limited		2003 – 2007
				Falconbridge Limited		1989 – 2006
	Sun Life Financial securities held:
	Fiscal year	Common shares	DSUs	Total common shares and DSUs	Total value of common shares and DSUs	Share ownership guideline: Meets/ on target
	2011	8,000	17,494	25,494	$806,885	Meets
	2010	8,000	14,863	22,863	$688,176	Meets
	Change	0	2,631	2,631	$118,709
	Options held: None
	Total amount of equity at risk (shares, DSUs and options): $806,885 in 2011, $688,176 in 2010.

MANAGEMENT INFORMATION CIRCULAR 2011

Professor Kesner is Associate Dean of Faculty and Research and Frank P. Popoff Chair of Strategic Management at Kelley School of Business, Indiana University, a post-secondary educational institution. She is a director of The Main Street America Group. Prior to July 2009, Professor Kesner was Chairperson, Department of Management and Entrepreneurship. She has a Doctorate in Business Administration. Professor Kesner has spent her career teaching strategy. She is also a strategy consultant with companies internationally.

	Board and committees	Meeting attendance		Public company directorships
Idalene F. Kesner	Board	13 of 13	100%	None
Bloomington, IN	Governance and	2 of 2	100%
	Conduct Review
Director since 2002	Investment	3 of 3	100%
	Oversight
Independent	Management	3 of 3	100%
	Resources
Age: 53	Risk Review	2 of 2	100%
	Sun Life Financial securities held:
Areas of expertise: • Academic • Corporate governance • Executive compensation and succession • Strategic management • U.S. and international markets	Fiscal year	Common shares	DSUs	Total common shares and DSUs	Total value of common shares and DSUs	Share ownership guideline: Meets/ on target
	2011	15,291	11,237	26,528	$839,611	Meets
	2010	13,914	8,902	22,816	$686,762	Meets
	Change	1,377	2,335	3,712	$152,849
	Options held:
	Date granted	Expiry date		Exercise price	Total unexercised	Value of in-the- money options
	June 27, 2002	June 27, 2012		US$21.83	2,000	$17,036
	Total amount of equity at risk (shares, DSUs and options): $856,647 in 2011, $702,499 in 2010.

Mitchell M. Merin Mantoloking, NJ Director since 2007 Independent Age: 57	Mr. Merin was President and Chief Operating Officer of Morgan Stanley Investment Management (MSIM), the investment management business for individual and institutional investors of Morgan Stanley, until he retired in September 2005. During his time at MSIM, he also served as a director or trustee of a number of registered investment companies for which MSIM acted as investment manager or investment advisor. Mr. Merin spent most of his career with related companies. He has a Master of Business Administration degree.
	Board and committees	Meeting attendance		Public company directorships
	Board	12 of 13	92%	None
	Investment Oversight (Chair)	5 of 5	100%
	Management Resources	5 of 5	100%
	Risk Review	2 of 2	100%
	Sun Life Financial securities held:

Areas of expertise: • Accounting and corporate finance • Executive compensation and succession • Investment management • Risk management • U.S. market	Fiscal year	Common shares	DSUs	Total common shares and DSUs	Total value of common shares and DSUs	Share ownership guideline: Meets/ on target
	2011	15,176	13,306	28,482	$901,455	Meets
	2010	13,593	8,775	22,368	$673,277	Meets
	Change	1,583	4,531	6,114	$228,178
	Options held: None
	Total amount of equity at risk (shares, DSUs and options): $901,455 in 2011, $673,277 in 2010.

MANAGEMENT INFORMATION CIRCULAR 2011

	Mr. Osborne is Chairman of the Board of Sun Life Financial and Sun Life Assurance. He is a fellow of the Institute of Chartered Accountants of Ontario. Mr. Osborne spent his career in the telecommunications, electrical generation, media and communications industries and public accounting. In addition to the public company boards listed here, Mr. Osborne is Chairman of Postmedia Network Canada Corp. and Post Media Network Inc. He is also a director of Holcim (Canada) Inc., formerly St. Lawrence Cement Inc. Mr. Osborne is a member of the Board of Governors of the Corporation of Massey Hall and Roy Thomson Hall and a director of Canada Media Fund.

Ronald W. Osborne, FCA

Toronto, ON

Director since 1999

Independent

Age: 64

Areas of expertise:

• Accounting and corporate finance

• Corporate governance

• Executive compensation and succession

• Financial services industry

• Public and regulatory policy

• Public issuer executive

• Risk management

• Strategic management

• U.K. market

	Board and committees	Meeting attendance		Public company directorships
	Board (Chair)	13 of 13	100%	Tim Hortons Inc.		2008 – present
	Governance and	6 of 6	100%	Riocan Real Estate Investment		2004 – present
	Conduct Review			Trust
				Brookfield Renewable Power Inc.		2009 – 2010
				Torstar Corporation		2003 – 2009
				St. Lawrence Cement Inc.		2004 – 2007
				Four Seasons Hotels Inc.		2003 – 2007
				Shell Canada Limited		2001 – 2007
				Nortel Networks Corporation/		2005 – 2006
				Nortel Networks Limited
	Sun Life Financial securities held:
	Fiscal year	Common shares	DSUs	Total common shares and DSUs	Total value of common shares and DSUs	Share ownership guideline: Meets/ on target
	2011	23,179	29,587	52,766	$1,670,044	Meets
	2010	22,064	22,388	44,452	$1,338,005	Meets
	Change	1,115	7,199	8,314	$332,039
	Options held:
	Date granted	Expiry date		Exercise price	Total unexercised	Value of in-the- money options
	April 25, 2001	April 25, 2011		$31.00	2,000	-
	June 27, 2002	June 27, 2012		$33.20	2,000	-
	Total amount of equity at risk (shares, DSUs and options): $1,670,044 in 2011, $1,338,005 in 2010.

	Mr. Segal is a Canadian senator. He was appointed to the Senate in 2005. Mr. Segal is a member of the Order of Canada and a member of the Eminent Persons Group of the Commonwealth Secretariat. He is a Senior Fellow at the School of Policy Studies, Queen’s University and an adjunct professor of public policy at Queen’s School of Business. In addition to the public company boards listed here, Mr. Segal is a director of Holcim (Canada) Inc., formerly St. Lawrence Cement Inc. He is also involved with the Atlantic Council, Canadian Defence & Foreign Affairs Institute, the International Working Group on National Security and the Institute for Democracy and Electoral Assistance.
Hugh D. Segal, CM Kingston, ON Director since 2009 Independent Age: 60 Areas of expertise: • Academic • Corporate governance • Marketing and communications • Public and regulatory policy	Board and committees	Meeting attendance		Public company directorships
	Board	12 of 13	92%	Just Energy Group Inc. (formerly		2001 – present
				Energy Savings Income Fund)
	Governance and Conduct Review	5 of 6	83%	SNC-Lavalin Group Inc.		1999 – present
	Investment Oversight	5 of 5	100%	Gluskin Sheff & Associates Inc.		2006 – 2009
				CPI Plastics Group Ltd.		2001 – 2007
				St. Lawrence Cement Inc.		2001 – 2007
	Sun Life Financial securities held:
	Fiscal year	Common shares	DSUs	Total common shares and DSUs	Total value of common shares and DSUs	Share ownership guideline: Meets/ on target
	2011	6,582	3,720	10,302	$326,058	On target
	2010	6,582	1,740	8,322	$250,492	On target
	Change	0	1,980	1,980	$75,566
	Options held: None
	Total amount of equity at risk (shares, DSUs and options): $326,058 in 2011, $250,492 in 2010.

MANAGEMENT INFORMATION CIRCULAR 2011

Donald A. Stewart Toronto, ON Director since 1999 Non-independent Age: 64	Mr. Stewart is Chief Executive Officer of Sun Life Financial and Sun Life Assurance. He has held senior positions with those companies for most of his career. Mr. Stewart has also worked as a benefits consultant and is an actuary by background. He was appointed by Federal Finance Minister Flaherty to be the Chairman of the Task Force on Financial Literacy. Mr. Stewart is a director of Novelis Inc. He is involved with the International Association for the Study of Insurance Economics (The Geneva Association), the Canadian Life and Health Insurance Association Inc. and the American Council of Life Insurers.
	Board and committees	Meeting attendance		Public company directorships
	Board	13 of 13	100%	CI Financial Income Fund		2006 – 2008
	Sun Life Financial securities held:
	Fiscal year	Common shares	DSUs	Total common shares and DSUs	Total value of common shares and DSUs	Share ownership guideline: Meets/ on target
Areas of expertise:	2011	56,902	227,417	284,319	$8,998,696	Meets
• Accounting and	2010	53,704	216,541	270,245	$8,134,375	Meets
corporate finance	Change	3,198	10,876	14,074	$864,321
• Actuarial	Options held: 2,591,118 – Details of Mr. Stewart’s option holdings can be found in the table on page 64.
• Asia, U.K. and U.S. markets • Financial services industry • Investment management	Total amount of equity at risk (shares, DSUs and options): $14,261,300 in 2011, $14,114,533 in 2010. As Chief Executive Officer, Mr. Stewart is subject to different ownership guidelines than the independent directors. See page 41.
• Public issuer executive
• Risk management
• Strategic management

James H. Sutcliffe, FIA London, England Director since 2009 Independent Age: 54	Mr. Sutcliffe was Group Chief Executive Officer of Old Mutual plc, an international savings and wealth management company, until he retired in September 2008. Prior to joining Old Mutual plc in January 2000, Mr. Sutcliffe spent most of his career with Prudential plc, an international retail financial services group. He is a fellow of the U.K. Institute of Actuaries, Chairman of the U.K. Board for Actuarial Standards and a director of the U.K. Financial Reporting Council. In addition to the public company boards listed here, Mr. Sutcliffe is Chairman of FxPro Financial Services Ltd. He is also a director of two of Sun Life Financial’s subsidiaries in the U.K. Mr. Sutcliffe is involved with CVC Capital Partners, Buffelshoek Trust and Friends of Michael Sobell House, Mount Vernon Hospital in the United Kingdom.
	Board and committees	Meeting attendance		Public company directorships
	Board	13 of 13	100%	Liberty Holdings Limited		2009 – present
	Audit	5 of 5	100%	Lonmin plc		2007 – present
	Risk Review (Chair)	5 of 5	100%	Nedbank Group Limited		2001 – 2008
				Old Mutual plc		2001 – 2008
	Sun Life Financial securities held:
Areas of expertise: • Actuarial	Fiscal year	Common shares	DSUs	Total common shares and DSUs	Total value of common shares and DSUs	Share ownership guideline: Meets/ on target
• Corporate governance	2011	8,000	10,496	18,496	$585,398	Meets
• Financial services	2010	8,000	4,745	12,745	$383,625	On Target
industry	Change	0	5,751	5,751	$201,773
• Investment management	Options held: None
• Public and regulatory	Total amount of equity at risk (shares, DSUs and options): $585,398 in 2011, $383,625 in 2010.
policy
• Public issuer executive
• Risk management
• Strategic management
• U.K. market

MANAGEMENT INFORMATION CIRCULAR 2011

In the past 10 years, four of the director nominees have been directors of companies that have become bankrupt, made a proposal under legislation relating to bankruptcy or insolvency, or have received a cease trade order:

—

Mr. Kerr became a director of Canwest Global Communications Corp. in 2007. In October 2009, it filed for protection under the Companies’ Creditors Arrangement Act (CCAA) and filed for recognition and ancillary relief under Chapter 15 of the Bankruptcy Code in the United States. Mr. Kerr is no longer a director of Canwest Global Communications Corp.

—	Professor Kesner was a director of Harriet & Henderson Yarns, Inc. until May 2003. In July 2003, it filed a voluntary petition under Chapter 11 of the Bankruptcy Code in the United States.
—

Messrs. Ganong and Osborne were directors of Air Canada in April 2003, when it filed for protection under the CCAA. It successfully emerged from proceedings under the CCAA and was restructured according to a plan of arrangement in September 2004. Messrs. Ganong and Osborne are no longer directors of Air Canada.

—

Mr. Osborne was a director of Nortel Networks Corporation and Nortel Networks Limited (collectively known as Nortel) when the Ontario Securities Commission (OSC) issued a management cease trade order on April 10, 2006, prohibiting all directors, officers and certain other current and former employees of Nortel from trading its securities until two business days after receipt by the OSC of all filings required under Ontario securities laws. The OSC issued the order because Nortel needed to restate certain financial results and was delayed in filing some of its 2005 financial results. The order was revoked as of June 8, 2006. Mr. Osborne is no longer a director of Nortel.

Meeting attendance

The Governance and Conduct Review Committee reviews the attendance record of each director as part of the nomination process. Directors must attend at least 75% of regularly scheduled board and committee meetings every year. The table below is a consolidated view of how many board and committee meetings each director attended in 2010.

Name	Board meetings attended		Committee meetings attended		Total meetings attended
William D. Anderson	9 of 9	100%	6 of 6	100%	15 of 15	100%
James C. Baillie	4 of 4	100%	4 of 4	100%	8 of 8	100%
George W. Carmany, III	3 of 4	75%	4 of 4	100%	7 of 8	88%
John H. Clappison	13 of 13	100%	10 of 10	100%	23 of 23	100%
David A. Ganong	13 of 13	100%	11 of 11	100%	24 of 24	100%
Germaine Gibara	1 of 2	50%	2 of 2	100%	3 of 4	75%
Martin J. G. Glynn	3 of 3	100%	2 of 2	100%	5 of 5	100%
Krystyna T. Hoeg	13 of 13	100%	10 of 10	100%	23 of 23	100%
David W. Kerr	11 of 13	85%	10 of 10	100%	21 of 23	91%
Idalene F. Kesner	13 of 13	100%	10 of 10	100%	23 of 23	100%
Mitchell M. Merin	12 of 13	92%	12 of 12	100%	24 of 25	96%
Bertin F. Nadeau	13 of 13	100%	11 of 11	100%	24 of 24	100%
Ronald W. Osborne	13 of 13	100%	6 of 6	100%	19 of 19	100%
Hugh D. Segal	12 of 13	92%	10 of 11	91%	22 of 24	92%
Donald A. Stewart	13 of 13	100%	n/a	n/a	13 of 13	100%
James H. Sutcliffe	13 of 13	100%	10 of 10	100%	23 of 23	100%

MANAGEMENT INFORMATION CIRCULAR 2011

Serving on other public company boards

None of the director nominees serve together on the boards of other public companies.

Mr. Clappison, Chair of the Audit Committee, Mr. Anderson and Mr. Glynn are members of the audit committees of three or more other public companies. Each of these three directors attended all audit committee meetings held in 2010 during their tenure on the committee.

The board recognizes the time and diligence these three directors devote to their duties and responsibilities, their extensive accounting and financial qualifications and their related experience, and does not feel their other audit committee memberships negatively affect their commitments or contributions to Sun Life Financial.

The auditor

The board, on the recommendation of the Audit Committee, proposed that Deloitte be nominated for appointment as auditor. Deloitte has been our auditor since Sun Life Financial was incorporated in 1999.

The board recommends that shareholders vote for the appointment of Deloitte as auditor. If you do not specify in the proxy form how you want to vote your shares, the persons named in the form (your proxyholders) will vote for the appointment of Deloitte as auditor.

Auditor’s fees

The following table shows the fees relating to services provided by Deloitte for the past two years.

	($millions)
For the year ended December 31	2010	2009
Audit services	21.6	20.9
Audit-related services	2.2	3.1
Tax services	0.4	-
Other services	0.3	0.2
Total	24.5	24.2

Audit services include auditing our consolidated annual financial statements, the statements for our segregated funds, as well as services related to statutory and regulatory filings.

Audit-related services include assurance and services related to performing the audit or reviewing the annual consolidated financial statements that were not part of audit services. These include internal control reviews, consulting on financial accounting and reporting standards not arising as part of the audit, CFA Institute verifications and employee benefit plan audits.

Tax services relate to tax compliance, tax advice and tax planning.

Other services relate to services other than audit, audit-related and tax as described above.

We have a policy that requires the Audit Committee to pre-approve any services that are to be provided by the external auditor.

MANAGEMENT INFORMATION CIRCULAR 2011

Advisory vote on executive compensation

An advisory vote on executive compensation was held for the first time at our annual meeting in 2010. The board decided to hold an advisory vote to respond to shareholders and shareholder advisory groups who were advocating for this form of shareholder engagement.

One of the board’s primary responsibilities is to ensure Sun Life Financial is able to attract, retain and reward qualified executives. While shareholders will provide their collective views on executive compensation through the advisory vote, the directors are still fully responsible for their compensation decisions.

We will ask the shareholders to consider and vote on the following resolution. The board recommends that shareholders vote for the resolution. If you do not specify in the proxy form how you want to vote your shares, the persons named in the form (your proxyholders) will vote for the resolution.

“RESOLVED THAT on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the Management Information Circular dated March 21, 2011 delivered in advance of the annual meeting of common shareholders on May 18, 2011.”

Corporate governance practices

Our board conducts a formal review of our governance processes and practices every year to make sure the board continues to effectively oversee management and our business affairs, and to ensure our governance framework meets regulatory requirements and reflects evolving best practices.

We believe our governance processes and practices are consistent with the Insurance Companies Act (Canada), the Canadian Securities Administrators’ corporate governance guidelines, guidelines issued by the Office of the Superintendent of Financial Institutions (Canada) (OSFI) for effective corporate governance in federally regulated financial institutions and the New York Stock Exchange (NYSE) corporate governance rules for U.S. publicly-listed companies.

Ethical behaviour

We have built a strong corporate culture on a foundation of ethical behaviour, high business standards, integrity and respect. The board establishes the “tone from the top” and makes every effort to ensure that senior management consists of people of integrity who create and sustain a culture of integrity throughout the organization. Questions about integrity are included in our board, committee and peer effectiveness surveys.

The board has established a Code of Business Conduct that applies to every director, executive officer and employee, with no exception. The Governance and Conduct Review Committee is responsible for reviewing the effectiveness of the code, monitoring compliance with the code and reporting the results of its review to the board annually. Any breaches of the code are reported at the next committee meeting and the Chief Compliance Officer reviews our controls and compliance related activity with the committee annually. The code is reviewed annually and was last updated in 2010.

MANAGEMENT INFORMATION CIRCULAR 2011

The board of directors

Mandate, roles and responsibilities

The board is responsible for supervising the management of the business and affairs of the company. It carries out its stewardship directly and through its five committees. The board and Governance and Conduct Review Committee review the board charter annually (see Schedule A).

The Chairman of the Board is an independent director. He is responsible for providing leadership that enhances the effectiveness and independence of the board. He manages the board’s affairs to assist the directors in carrying out their responsibilities and helps the board operate cohesively. The Chairman is a member of the Governance and Conduct Review Committee, and he regularly attends other board committee meetings.

The committee chairs are responsible for setting meeting agendas and reviewing the meeting materials before they meet with management, so that the meetings are productive and enhance the board’s effectiveness and independence. Committee chairs are consulted on the selection, performance assessment and compensation of management fulfilling roles within their respective committee’s areas of responsibility. Each committee chair is an independent director and generally holds the position for five years. Committee chairs can hire independent advisors, as long as the Chairman of the Board approves the decision in advance.

The Chief Executive Officer (CEO) is also a director, as required under the Insurance Companies Act (Canada). The CEO has overall responsibility for the leadership, strategic direction and business results of the company. He works closely with the Chairman of the Board, the board and the executive team to establish appropriate corporate goals, manage the resources necessary to meet them and execute the strategy to deliver strong business performance. The CEO is also responsible for maintaining perspective on our long-term standing in the international financial services community, which gives us important insight for growing our business in selected markets.

We expect our directors to act ethically and with integrity in all personal, business and professional dealings. Directors must understand our corporate vision and strategic objectives, continually build their knowledge about our businesses and the financial services sectors we operate in, and prepare for and actively participate in board and committee meetings in an objective way. They must also understand the board charter and our corporate governance policies and practices, comply with our Code of Business Conduct and meet our share ownership guidelines (see page 33).

We have six key attributes we expect of our directors when they carry out their duties:

— integrity — accountability — independent and informed judgment — commitment	— knowledge of business issues and financial matters — ability to communicate openly and work effectively with fellow directors and management

See Schedule A for the full position description of our directors, including our Chairman of the Board and committee chairs.

Board size

According to our by-laws, our board can have between eight and 20 directors. The board assesses its effectiveness and optimal size annually, and believes the current size should be between 12 and 14 directors in order to fulfill its responsibilities. It recognizes, however, that it may occasionally need a higher number of directors for orderly succession.

MANAGEMENT INFORMATION CIRCULAR 2011

Independence

The board maintains a majority of independent directors to ensure it operates effectively and independently of management. The board has a policy requiring all members of the Audit, Governance and Conduct Review and Management Resources committees to be independent.

A director is independent if he or she does not have a direct or indirect relationship with Sun Life Financial that could reasonably be expected to interfere with his or her ability to exercise independent judgment.

The Governance and Conduct Review Committee evaluated the independence of each director nominee according to our Director Independence Policy and confirmed that 12 of the 14 are independent, and that all of the current members of the Audit Committee meet the additional requirements of independence set out in that policy. The roles of Chairman and CEO are separate. Ronald W. Osborne is Chairman of the Board and an independent director. Donald A. Stewart is not independent because he is our CEO, and Jon A. Boscia, if elected, will not be independent because he served as our President until December 2010. Under our Director Independence Policy, an individual cannot be considered independent if he or she has been an employee of Sun Life Financial or one of our subsidiaries within the last three years. You can find more information about the director nominees starting on page 8.

Meeting in-camera

The board and board committees meet without management at the end of all meetings and, in some cases, at the beginning of meetings. These discussions generally form part of the committee chairs’ reports to the board.

MANAGEMENT INFORMATION CIRCULAR 2011

Skills and experience

The Governance and Conduct Review Committee ensures at all times that the board includes members with a broad range of experience and expertise so that the board is able to effectively carry out its mandate. The matrix below shows the experience and expertise that each director nominee has indicated he or she brings to our board.

Experience and expertise	William D. Anderson	Richard H. Booth	Jon A. Boscia	John H. Clappison	David A. Ganong	Martin J.G. Glynn	Krystyna T. Hoeg	David W. Kerr	Idalene F. Kesner	Mitchell M. Merin	Ronald W. Osborne	Hugh D. Segal	Donald A. Stewart	James H. Sutcliffe
Academic									✓			✓
Accounting and corporate finance	✓	✓	✓	✓			✓	✓		✓	✓		✓
Actuarial													✓	✓
Corporate governance	✓		✓		✓			✓	✓		✓	✓		✓
Executive compensation and succession		✓	✓	✓		✓	✓	✓	✓	✓	✓
Financial services industry		✓	✓	✓		✓					✓		✓	✓
International markets (Asia, U.K. or U.S.)	✓	✓	✓		✓	✓			✓	✓	✓		✓	✓
Investment management			✓			✓		✓		✓			✓	✓
Marketing and communications			✓		✓		✓					✓
Public and regulatory policy					✓	✓					✓	✓		✓
Public issuer executive	✓	✓	✓			✓	✓	✓			✓		✓	✓
Risk management		✓	✓	✓		✓	✓			✓	✓		✓	✓
Strategic management	✓	✓	✓			✓	✓	✓	✓		✓		✓	✓

It also reviews the membership of each committee annually to ensure each committee consists of members with the experience and expertise required to fulfil the committee’s mandate.

MANAGEMENT INFORMATION CIRCULAR 2011

Orientation and continuing education

Our orientation program for new directors includes formal information sessions, site visits and a directors’ manual with information about the company, the board, its committees and board administration. The Chairman of the Board and committee chairs meet with new directors to discuss the role of the board and board committees. New directors also attend sessions on our corporate strategy, business operations and financial reporting, and visit operational sites to meet with corporate and operational management.

Mr. Anderson joined the board in May 2010 and has met with corporate executives to discuss corporate strategy, financial reporting, risk management and investment management. He has also met with operating management at MFS Investment Management, SLF Canada and SLF U.S. Mr. Glynn joined the board in December 2010 and has met with corporate investment management executives. Orientation sessions for both new directors are ongoing.

When a new or existing director joins a committee, he or she meets with the committee chair and with the key members of management who provide reports to the committee. Ms. Kesner joined the Management Resources and Investment Oversight committees in 2010 while Ms. Hoeg joined the Management Resources Committee. Both directors attended orientation sessions on the duties of their respective committees.

We also hold regular educational seminars to give directors a deeper understanding of our business and business environment, and to encourage more in-depth discussion in specific areas. The directors’ manual is updated regularly so directors have an up-to-date reference guide.

Directors can also participate in outside professional development programs at our expense, as long as the Chairman of the Board approves them in advance. Some directors attended or participated in sessions in 2010 that were organized by corporate governance organizations like the Institute of Corporate Directors, Deloitte’s Directors’ Seminars and the Canadian Audit Committee Network.

The table below lists the educational seminars we organized for our directors in 2010.

Date	Topic	Presenter	Director attendance
Feb 10	Executive compensation	Louise McLaren, Senior Vice-President and Chief Human Resources Officer Jeffrey Kozan, Vice-President, Compensation	All
May 4	International Financial	Claude Accum, Executive Vice-President,	Members of the
	Reporting Standards - Phase II	Actuarial and Risk Management	Audit Committee
May 18	Key product initiatives	Kevin Strain, Senior Vice-President, Individual	All
Insurance and Investments, SLF Canada
Janet Whitehouse, Senior Vice-President and
General Manager, Individual Insurance, SLF U.S.
June 15-16	Sun Life Financial history	Krystal Rycroft, Corporate Archivist	All
Aug 3	Developments in the Indian	Jon Boscia, President, Sun Life Financial	All
Financial Services industry and
Indian joint ventures
Aug 4	Investment strategy links to	Stephen Peacher, Executive Vice-President and	Members of the
	product segments	Chief Investment Officer	Investment Oversight
Committee
Sept 16	Variable Annuities and Segregated	Neil Haynes, Senior Vice-President and	All
	Funds	Chief Financial Officer, SLF Canada
Larry Madge, Senior Vice-President and
Chief Actuary, SLF U.S.
Nov 2	Review of low interest rate	Claude Accum, Executive Vice-President,	All
	conditions	Actuarial and Risk Management

MANAGEMENT INFORMATION CIRCULAR 2011

Date	Topic	Presenter	Director attendance
Nov 3	Asset liability dynamics	Candace Shaw, Senior Managing Director, Portfolio Management and International Investments	Members of the Investment Oversight Committee
Dec 7	OSFI Holding Company capital rules	Claude Accum, Executive Vice-President, Actuarial and Risk Management Stephen Kicinski, Senior Vice-President and Treasurer	All
Dec 8	Interest rate movements and investment response	Stephen Peacher, Executive Vice-President and Chief Investment Officer	Members of the Investment Oversight Committee

Strategic planning process

The board sets the strategic direction for the company and approves the annual financial and operating plan. It also approves the vision and mission statement and reviews the effectiveness of our strategic planning process on a regular basis.

We hold a two-day strategy session with the board every year in June. In 2010 we held an additional strategy session in March. The board discussed each of the major business groups and the company’s strategic direction.

Management updates the board on the execution of the corporate strategy, as well as any adjustments, at every regular board meeting. The board must approve any transaction that will have a significant strategic impact on the company.

Identifying the principal risks

The Risk Review Committee assists the board with oversight of the risk appetite framework to promote a balanced business and product model that achieves agreed upon risk-adjusted returns, and to allocate capital accordingly. Our enterprise risk appetite framework includes six key risk classes: equity, interest rate, credit, foreign exchange, longevity and mortality.

The committee reviews regular risk management reports to ensure understanding of our exposure to identified key risks, sets parameters for our overall risk appetite and approves risk management policies, discusses management actions to improve risk adjusted returns, and reviews ongoing compliance with risk management policies.

Succession planning

The Management Resources Committee is responsible for succession planning for senior management, the performance assessment of the CEO, and overseeing the CEO’s assessments of the other senior officers.

In 2010 the committee conducted an in-depth review of succession options relating to the CEO and other senior management positions and approved the rotation of various senior executives into new roles to broaden their responsibilities and experiences and deepen the pool of potential internal candidates for senior management positions.

The independent directors review the succession plan and participate in the assessment of the CEO’s performance every year. The board approves all appointments of executive officers.

Assessing the board

The board, board committees and independent directors go through an assessment process every year. Directors, including the CEO, complete a written questionnaire about the effectiveness of the board. The Chairman of the Board receives all the responses and each director receives a summary of the results. The

MANAGEMENT INFORMATION CIRCULAR 2011

board discusses the overall results, and adopts recommendations that will improve its effectiveness and/or processes.

The board committees assess their own performance and present the results to the board along with suggestions for improvement. Members of each board committee also assess the performance of their committee chair.

Individual directors, including the Chairman of the Board, participate in a peer evaluation process that alternates between a written assessment and an interview with the Chairman of the Board. Each director receives a summary of his or her peer evaluation and the committee chairs receive a separate evaluation relating to their performance as committee chairs. The Chairman of the Board reviews the results with each director, while the Chairman of the Governance and Conduct Review Committee follows a similar process for assessing the performance of the Chairman of the Board. This process has been enhanced over the years with the support of an independent advisor.

Tenure and board renewal

Every year the Governance and Conduct Review Committee recommends a list of people for nomination to the board for a one-year term.

The board does not restrict the number of years a director may serve, but independent directors generally retire from the board at the annual meeting after they turn 70. The independent directors can waive this requirement if they vote unanimously that it is in the company’s best interests to nominate the director to serve for another term. They can only renew the waiver for a second term.

The CEO must resign from the board when he or she retires or leaves the company.

A director must tender a written offer to resign if:

— he or she has not attended at least 75% of the regularly scheduled board meetings and committee meetings for two consecutive years

— his or her principal employment or other business or professional circumstances have changed materially

— he or she receives more withheld votes than for votes from shareholders in an uncontested election.

Recruiting new directors

The Governance and Conduct Review Committee regularly considers potential candidates who have the skills and experience the committee believes will complement the current board. In 2010 the board engaged an executive search firm to assist with identifying potential candidates.

When the board identifies a need or an upcoming vacancy, the Governance and Conduct Review Committee identifies suitable candidates and the Chairman of the Board, the CEO and the Chairman of the Governance and Conduct Review Committee interview the prospective candidates and make recommendations to the Governance and Conduct Review Committee. The committee conducts reference checks on the candidates before recommending the appointment or nomination of a new director to the board.

Internal control and management information systems

The Audit Committee reviews, approves and monitors our internal control and management information systems, and meets quarterly with the Chief Auditor for an update on internal control. This oversight provides reasonable assurance of the reliability of our financial information and the safeguarding of assets.

MANAGEMENT INFORMATION CIRCULAR 2011

Communications policy

The board reviews and approves the content of all major disclosure documents including the annual and interim financial statements, management’s discussion and analysis (MD&A), the annual information form and the management information circular.

We strive to be responsive to the disclosure needs of the investment community and other stakeholders, and provide timely, consistent and accurate information to the investing public while meeting our disclosure obligations. The Governance and Conduct Review Committee reviews our policies on public disclosure, confidential information and securities trading, and recommends any changes to the board for approval.

The table below lists our corporate governance documents and when they are reviewed. All of them are available on our website (www.sunlife.com). Our Code of Business Conduct is also available on SEDAR (www.sedar.com).

Corporate governance document	Review cycle
Board of Directors charter (includes position descriptions for directors, including the Chairman of the Board and the committee chairs)	annually
Board committee charters	annually
Director Independence Policy	regularly, at least every three years
Position description for the Chief Executive Officer	annually
Code of Business Conduct	annually, in-depth review at least every three years

Contacting the board

Shareholders and other interested parties can contact the independent directors directly to give feedback. Email boarddirectors@sunlife.com or send a note to:

Board of Directors

Sun Life Financial Inc.

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Shareholder proposals

Shareholder proposals for the 2012 annual meeting of common shareholders must be sent to us in writing. We must receive your shareholder proposal by 5:00 p.m. (Toronto time) on December 22, 2011, to consider including it in our management information circular for our 2012 annual meeting.

Send the proposal to the Corporate Secretary at Sun Life Financial Inc.

Fax:	416-585-9907
Email:	boarddirectors@sunlife.com
Mail it to:	150 King Street West
6th Floor
Toronto, Ontario
Canada M5H 1J9

MANAGEMENT INFORMATION CIRCULAR 2011

Board committees

The board has five standing committees:

—	Audit Committee
—	Governance and Conduct Review Committee
—	Investment Oversight Committee
—	Management Resources Committee
—	Risk Review Committee.

The board delegates work to its committees to fulfil its responsibility to supervise the management of the business and affairs of the company. The committee charters are reviewed and updated as necessary. All committee members are currently independent directors as defined in our Director Independence Policy.

The committees generally meet prior to board meetings that will be reviewing and approving the annual financial and operating plan and our annual and quarterly financial results. Special meetings are convened as necessary.

The Chairman of the Board and the committee chairs review and approve the agenda for each committee meeting. Agendas are developed using the forward agenda and items noted for consideration at prior meetings. The committees discuss reports prepared by management, hold private meetings with individual members of management, and then meet in-camera. Each committee chair reports to the board on the committee’s deliberations and any recommendations that require board approval.

Audit Committee

The primary role of the Audit Committee is to oversee:

—	the integrity of our financial statements
—	our compliance with financial regulatory requirements
—	the adequacy and effectiveness of our internal controls and the qualifications, independence and performance of Deloitte, our external auditor.

It also oversees the assessment and management of certain risks, and coordinates its activities with the Risk Review Committee.

Independence and financial literacy

Every member of the committee also meets the additional independence standards for Audit Committee members in our Director Independence Policy.

In the board’s view, a director is financially literate if he or she can read and understand our consolidated financial statements, seek and receive explanations or information from senior financial management or the external auditor, and then ask intelligent questions and evaluate answers about the material aspects of the financial statements. Every member of the committee is financially literate.

Mr. Clappison, Chair of the Audit Committee, is an “audit committee financial expert” as defined by the Securities and Exchange Commission (SEC) in the U.S. and has the accounting or related financial management experience required under the rules of the New York Stock Exchange.

MANAGEMENT INFORMATION CIRCULAR 2011

The Audit Committee met five times in 2010. It began each meeting in-camera before reviewing reports submitted by management and Deloitte. The committee also held regular private meetings with Deloitte, the Chief Financial Officer (CFO) and the Chief Auditor. The committee also met privately with the Chief Actuary and Appointed Actuary from time to time.

Financial reporting

Management is responsible for preparing the company’s consolidated financial statements and the reporting process. Deloitte is responsible for auditing our consolidated financial statements and the effectiveness of our internal control over financial reporting in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board in the U.S.

2010 activities

—	reviewed our principal accounting practices, policies and management’s accounting estimates and judgments with management and Deloitte.
—	discussed with the CFO the certification of financial disclosure and controls we are required to file and correspondence with securities regulators
—

reviewed the following documents with management and Deloitte, and recommended them to the board for approval: the annual consolidated financial statements, quarterly unaudited consolidated financial statements, management’s discussion and analysis, and earnings news releases on our annual and quarterly results

—	reviewed our implementation plans for conversion to International Financial Reporting Standards (IFRS) in 2011 and planning for IFRS Phase II.

External auditor

—	reviewed and accepted the independence of the external auditor
—	reviewed and approved the overall scope of the annual audit plan and necessary resources
—	reviewed and approved all services and fees relating to the external auditor
—	assessed the external auditor’s performance and recommended to the board that Deloitte be nominated for reappointment as auditor.

Internal control

—	reviewed and was satisfied with the independence of the internal audit function
—	reviewed the overall scope of the annual internal audit plan with management and the Chief Auditor, and the resources proposed for executing the plan
—	received quarterly reports from the Chief Auditor on the adequacy and effectiveness of the internal control environment
—

reviewed reports from management on the effectiveness of our disclosure controls and procedures, internal control over financial reporting, and the attestation by Deloitte of the effectiveness of our internal controls.

Office of the Superintendent of Financial Institutions (OSFI)

—	met with representatives of OSFI to review their annual examination report and the status of items they indicated should be reviewed with management on a regular basis.

You can find more information about our Audit Committee in our 2010 annual information form, which is filed with the Canadian securities regulators (www.sedar.com) and the SEC (www.sec.gov/edgar).

MANAGEMENT INFORMATION CIRCULAR 2011

The members of the Audit Committee are satisfied with the committee’s mandate and believe that it substantially met the terms of its charter in 2010.

Governance and Conduct Review Committee

The Governance and Conduct Review Committee assists the board by:

—	developing effective corporate governance guidelines and processes
—	reviewing policies and processes to maintain ethical behaviour
—	reviewing reports related to compliance with legal and regulatory requirements
—	assessing the effectiveness of the board and board committees, including the contribution of individual directors and the Chairman of the Board
—	recommending the director nominees.

The committee met six times in 2010. It reviewed reports by management at each meeting before meeting privately with the Chief Compliance Officer and then meeting in-camera.

2010 activities

—	reviewed corporate governance developments and assessed current corporate governance practices against the recently revised guidelines of the Canadian Coalition for Good Governance
—	reviewed the proxy materials for this year’s annual meeting and the annual information form.

Board governance, renewal and assessment

—	reviewed the board and committee charters and recommended updates to the board
—	carried out its annual assessment of the board, board committees, individual directors and the Chairman of the Board and added the annual assessment of committee chairs to the process
—	reviewed director compensation and share ownership guidelines for directors to ensure they were appropriate, and made recommendations to the board
—	engaged a firm to identify prospective director candidates who complement the current composition of the board and recommended the appointment of two new directors to the board.

Compliance

—

reviewed the policies and programs to monitor compliance with legal and regulatory requirements including those related to market conduct practices, anti-money laundering and suppression of terrorist financing

—	reviewed our compliance with related party rules
—	reviewed regular reports on breaches and received an annual update on compliance with the Code of Business Conduct.

The members of the Governance and Conduct Review Committee are satisfied that the committee’s mandate is appropriate and believe that it substantially met the terms of its charter in 2010.

MANAGEMENT INFORMATION CIRCULAR 2011

Investment Oversight Committee

The Investment Oversight Committee is mainly responsible for assisting the board with the oversight of investment policies, practices, procedures and controls related to the general fund investments portfolio, and the approval and monitoring of the annual investment plan. It coordinates the review of investment related risks with the Risk Review Committee.

The committee met five times in 2010. The committee reviewed reports by management at each meeting before meeting privately with the Chief Investment Officer and then in-camera.

2010 activities

—	continued to develop the mandate for the committee and the allocation of duties between the Risk Review Committee and the Investment Oversight Committee
—	received regular briefings and held regular discussions on current capital market conditions and the future outlook
—	met with the Chief Investment Officer to discuss investment strategy and to establish performance metrics for the Investment function
—	reviewed detailed presentations quarterly on the performance of our general fund investment portfolio of securities, mortgages and real estate assets
—

undertook in-depth reviews of investments in specific asset classes including the commercial and residential mortgage-backed securities portfolio, how investment strategy links to product segments, asset liability dynamics and the impact of interest rate movements on investment strategy

—

reviewed our investments in sovereign debt, companies in countries experiencing sovereign debt issues and companies and industries that were experiencing financial difficulties and discussed related credit losses in detail

—	reviewed and approved the annual investment plan and investment policies.

The members of the Investment Oversight Committee are satisfied that the committee’s mandate is appropriate and believes that it substantially met the terms of its charter in 2010.

MANAGEMENT INFORMATION CIRCULAR 2011

Management Resources Committee

The Management Resources Committee is responsible for assisting the board in ensuring we have the leadership resources for succession of senior executive positions, and the programs to effectively attract, retain, develop and reward executives for achieving our strategic objectives.

The committee met five times in 2010. It met in-camera at the beginning of each meeting and again after it reviewed reports from management and its independent advisors.

2010 activities

—

conducted an in-depth review of succession options relating to the CEO and other senior management positions and approved the rotation of various senior executives into new roles to broaden their responsibilities and experiences and deepen the pool of potential internal succession candidates

—	carried out the CEO’s performance assessment and recommended his compensation based on our corporate performance and his leadership in 2010
—	considered the implications of enterprise key risks on compensation programs
—	conducted a review of the organization’s compensation programs and practices versus various regulatory and governance best practice guidelines and implemented a new compensation policy
—

reviewed and approved executive compensation policies, programs and levels, including pension and benefit arrangements and determined appropriate performance measures and targets for the incentive compensation plans

—

reviewed the CEO’s performance assessment and compensation recommendations for other officers including the Chief Operating Officer, Corporate Executive Vice-Presidents, Business Group Presidents, Chief Actuary, Chief Auditor, Chief Compliance Officer, and senior officers of major subsidiaries, and made recommendations to the board

—	reviewed best practices among leading organizations, and reviewed and approved executive compensation and disclosure practices
—	reviewed the value of executive officer compensation on termination of employment under various scenarios, including change of control
—	oversaw the governance of employee pension plans.

The members of the Management Resources Committee are satisfied that the committee’s mandate is appropriate and believes that it substantially met the terms of its charter in 2010.

MANAGEMENT INFORMATION CIRCULAR 2011

Risk Review Committee

The Risk Review Committee assists the board with its oversight of the management of the enterprise risk appetite framework in order to promote a balanced business and product model that will achieve agreed upon risk-adjusted returns and allocate capital accordingly. It reviews regular reports to ensure understanding of our exposure to key risks, sets parameters for our overall risk appetite and approves risk management policies, discusses management actions to improve risk adjusted returns, and reviews ongoing compliance with risk management policies.

The committee met five times in 2010. It reviewed reports by management at each meeting before meeting privately with the Executive Vice-President, Actuarial and Risk Management and the Chief Risk Officer and then in-camera.

2010 activities

—	discussed how to enhance our forward looking risk management structure and considered the mandate of the committee and its duties in that context.

Risk understanding

—	reviewed the key risks facing our business activities in terms of gross risks, controls being applied to mitigate risks and the residual risks faced
—	reviewed in-depth reports on identified key risks
—	reviewed the results of Dynamic Capital Adequacy testing and provided input on the scenarios tested
—	received regular briefings and held regular discussions on emerging industry, regulatory and risk management issues and governance trends.

Risk policies

—	reviewed the risk appetite statement including target levels of return on equity and capital by business group
—	reviewed and approved policies for the management and control of risk.

Management actions for improving risk-adjusted returns

—	reviewed key risk-related issues incorporated into the annual financial and operating plan
—	reviewed reports on management’s actions related to the target levels of return on equity and allocation of capital.

Risk monitoring and compliance

—

reviewed risk monitoring programs and reports on risk monitoring activities including those related to risk tolerance limits, segregated fund hedging, liquidity stress testing and credit risk monitoring

—	reviewed reports on our risk concentrations and our exposure to reinsurance counterparties
—	met with representatives of OSFI to review their annual examination report and the status of items they identified for review with management on a regular basis.

MANAGEMENT INFORMATION CIRCULAR 2011

Capital

—	reviewed our capital position and financial strength with the Treasurer and other members of management, and made recommendations about allocation of capital and dividends.

The members of the Risk Review Committee are satisfied that the committee’s mandate is appropriate and believes that it substantially met the terms of its charter in 2010.

Director compensation

Compensation discussion and analysis

Our philosophy and approach

We have designed our director compensation program to be fair and competitive and allow the board to attract well qualified directors.

Program structure

Directors receive an annual retainer, committee retainer and meeting fees for serving on our board. They are also reimbursed for reasonable travel expenses they incur to attend our board and committee meetings. Board committee chairs receive an additional retainer because of their increased responsibilities.

The Chairman of the Board receives a separate annual retainer that includes a portion in deferred share units (DSUs). He is also reimbursed for reasonable travel and other expenses he incurs while carrying out his duties as Chairman. He does not receive any meeting fees.

Mr. Stewart does not receive any director compensation because he is an employee.

The chart below shows the amounts paid to directors in 2010 for their services on the boards of Sun Life Financial and Sun Life Assurance. The cost is shared equally between the two companies.

Board retainer	$110,000
Chairman of the Board	$345,000
Committee chair retainers
• Audit	$30,000
• Governance and Conduct Review	$20,000
• Investment Oversight	$20,000
• Management Resources	$20,000
• Risk Review	$30,000
Committee member retainers (other than the chair)
• Audit	$10,000
• Governance and Conduct Review	$5,000
• Investment Oversight	$5,000
• Management Resources	$5,000
• Risk Review	$7,500
Board and committee meeting fees	$1,500
Travel fees	$750
$1,500

Directors who are not members of the Risk Review Committee but who choose to attend its meetings are paid a meeting fee.

MANAGEMENT INFORMATION CIRCULAR 2011

We pay travel fees of $750 when a director travels within the province or from a neighbouring province the night before, for each series of meetings attended. Travel fees of $1,500 are paid for travel from other destinations for each series of meetings attended.

Directors receive 50% of their annual retainer in DSUs. They can choose to receive the balance of their compensation in any combination of cash, additional DSUs and common shares of Sun Life Financial acquired on the open market.

As of January 1, 2011, the retainer for the chair of the Management Resources Committee was increased from $20,000 to $30,000, and from $5,000 to $7,500 for committee members, to recognize the increasing importance of and focus on governance of compensation matters.

Share compensation plan

The board adopted a directors’ share compensation plan on December 6, 2000. Under the plan, directors receive DSUs equal to one quarter of 50% of the annual board retainer, or $13,750, on the last day of every quarter. Directors cannot convert DSUs to common shares or cash until they leave the board. To date, directors have converted all DSU awards under this plan to cash when they retired from the board.

Stock option plan

Options were granted to directors in 2001 and 2002 under the Directors’ Stock Option Plan. Under this plan, 2,000 options were granted to independent directors on the day after they were elected to the board at the annual meeting of common shareholders. All of these options have vested and can be exercised until the tenth anniversary of the grant date.

The exercise price is the closing price of our common shares on the Toronto Stock Exchange (TSX) on the trading day immediately before the grant date. Options can be exercised for up to one year if a director retires at age 70 or dies, or for up to five years if the director leaves the board for any other reason, provided the options have not expired.

We have not granted any options to directors since 2002.

Share ownership guidelines

Directors (other than Mr. Stewart) must own at least five times their annual retainer, or $550,000, in common shares and/or DSUs within five years of being elected to the board, or within five years of the day we amended our director share ownership policy (December 6, 2007), whichever is later.

As CEO of the company, Mr. Stewart has separate share ownership guidelines which are described in more detail on page 41.

The table below shows the common shares and DSUs each director held as of March 2, 2011 and March 3, 2010, and the portion they chose to receive in common shares or DSUs (excluding the portion of the annual retainer paid in DSUs).

MANAGEMENT INFORMATION CIRCULAR 2011

Director	Year	Number of common shares	Number of DSUs	Total number of common shares and DSUs	Total value of common shares and DSUs ($)	Guideline met (✓) or value ($) required to meet guideline	Portion chosen as share compen- sation (%)
William D. Anderson	2011	5,000	1,205	6,205	196,388	353,612
	2010	1,500	0	1,500	45,150	504,850	-
	Change	3,500	1,205	4,705	151,238
John H. Clappison	2011	1,000	16,207	17,207	544,602	5,398
	2010	1,000	11,642	12,642	380,524	169,476	50
	Change	0	4,565	4,565	164,078
David A. Ganong	2011	7,567	17,794	25,361	802,676	✓
	2010	7,567	14,738	22,305	671,381	✓	10
	Change	0	3,056	3,056	131,295
Martin J. G. Glynn	2011*	2,500	124	2,624	83,050	466,950
	2010	0	0	0	0	–	50
	Change	2,500	124	2,624	83,050
Krystyna T. Hoeg	2011	3,405	25,043	28,448	900,379	✓
	2010	3,405	22,055	25,460	766,346	✓	-
	Change	0	2,988	2,988	134,033
David W. Kerr	2011	8,000	17,494	25,494	806,885	✓
	2010	8,000	14,863	22,863	688,176	✓	50
	Change	0	2,631	2,631	118,709
Idalene F. Kesner	2011	15,291	11,237	26,528	839,611	✓
	2010	13,914	8,902	22,816	686,762	✓	-
	Change	1,377	2,335	3,712	152,849
Mitchell M. Merin	2011	15,176	13,306	28,482	901,455	✓
	2010	13,593	8,775	22,368	673,277	✓	100
	Change	1,583	4,531	6,114	228,178
Ronald W. Osborne	2011	23,179	29,587	52,766	1,670,044	✓
	2010	22,064	22,388	44,452	1,338,005	✓	42
	Change	1,115	7,199	8,314	332,039
Hugh D. Segal	2011	6,582	3,720	10,302	326,058	223,942
	2010	6,582	1,740	8,322	250,492	299,508	-
	Change	0	1,980	1,980	75,566
James H. Sutcliffe	2011	8,000	10,496	18,496	585,398	✓
	2010	8,000	4,745	12,745	383,625	166,375	100
	Change	0	5,751	5,751	201,773

The closing value of our common shares on the TSX was $31.65 on March 2, 2011 and $30.10 on March 3, 2010.

*Mr. Glynn purchased 2,000 common shares on March 16, 2011.

MANAGEMENT INFORMATION CIRCULAR 2011

Evaluation and approval process

The Governance and Conduct Review Committee reviews director compensation every year. It considers the responsibilities and time commitment required to be an effective director as well as the competitiveness of our program relative to other Canadian financial institutions and large public companies, and makes recommendations to the board.

Compensation details

Director compensation table

We paid a total of $2,250,696 to the directors of Sun Life Financial and Sun Life Assurance in 2010, compared to $2,351,887 in 2009.

Mr. Sutcliffe is a director of Sun Life Assurance Company of Canada (U.K.) Limited and SLFC Assurance (UK) Limited. In addition to the amounts shown in the table below, he received total fees of £54,917 for serving on the other boards in 2010. No other directors served on the boards of any other subsidiaries in 2010.

Name	Fees earned ($)	Share- based Awards ($)	Option- based awards ($)	Non-equity incentive plan compen- sation ($)	Pension value ($)	All other compen- sation ($)	Total ($)
William D. Anderson	66,541	33,979	-	-	-	-	100,520
James C. Baillie	48,503	21,134				5,000	74,637
George W. Carmany, III	42,976	21,134				5,000	69,110
John H. Clappison	60,800	115,800	-	-	-	-	176,600
David A. Ganong	112,950	67,550	-	-	-	-	180,500
Germaine Gibara	14,551	31,466	-	-	-	10,000	56,017
Martin J. G. Glynn	13,795	3,767	-	-	-	-	17,562
Krystyna T. Hoeg	113,784	55,000	-	-	-	-	168,784
David W. Kerr	119,750	55,000	-	-	-	-	174,750
Idalene F. Kesner	58,473	113,473	-	-	-	-	171,946
Mitchell M. Merin	-	183,125	-	-	-	-	183,125
Bertin F. Nadeau	128,000	55,000	-	-	-	-	183,000
Ronald W. Osborne	168,200	176,800	-	-	-	-	345,000
Hugh D. Segal	107,750	55,000	-	-	-	-	162,750
James H. Sutcliffe	26,279	160,116	-	-	-	-	186,395
TOTAL							2,250,696

Amounts in the All other compensation column represent charitable donations that were made when directors either retired or passed away.

MANAGEMENT INFORMATION CIRCULAR 2011

Directors’ stock option awards

The table below summarizes the outstanding option awards as at December 31, 2010 for directors who were previously granted options. These awards had all vested by 2004.

The value of the unexercised in-the-money options is equal to the difference between the exercise price of the options and the closing price of our common shares on December 31, 2010, which was $30.11 on the TSX or US$30.10 on the NYSE, multiplied by the number of outstanding options.

				Option awards
Director	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)
David A. Ganong	2002	2,000	33.20	Jun 27, 2012	-
Krystyna T. Hoeg	2002	2,000	33.20	Jun 27, 2012	-
Idalene F. Kesner	2002	2,000	US 21.83	Jun 27, 2012	17,036
Bertin F. Nadeau	2001	2,000	31.00	Apr 25, 2011	-
	2002	2,000	33.20	Jun 27, 2012	-
Ronald W. Osborne	2001	2,000	31.00	Apr 25, 2011	-
	2002	2,000	33.20	Jun 27, 2012	-

The value of options for Ms. Kesner has been converted to Canadian dollars using an exchange rate of Cdn$1.03 per US$1, which was the average exchange rate for 2010.

MANAGEMENT INFORMATION CIRCULAR 2011

Executive compensation

This section discusses our approach to compensation, how we make decisions, the different components of our compensation program, what we paid our named executive officers in 2010 and why.

We are reporting six named executive officers for 2010:

—	Donald A. Stewart, Chief Executive Officer (CEO)
—	Colm J. Freyne, Executive Vice-President and Chief Financial Officer (CFO)
—	Jon A. Boscia, President
—	Westley V. Thompson, President, SLF U.S.
—	Stephen C. Peacher, Executive Vice-President and Chief Investment Officer
—	Dean A. Connor, Chief Operating Officer (COO)

Management prepared the compensation discussion and analysis and compensation details outlined below, on behalf of the Management Resources Committee (committee). It was reviewed and approved by the committee and our board of directors. All figures are in Canadian dollars unless stated otherwise.

Report to shareholders	38
Compensation discussion and analysis
— Our philosophy and approach	41
— Aligning with regulatory and governance principles	42
— Our decision-making process	44
— 2010 pay decisions and compensation components	48
— Changes in 2011	58
— Comparing shareholder value to executive compensation	60
Compensation details
— Summary compensation table	61
— Incentive plan awards	64
— Pension benefits	69
— Termination and change of control benefits	71

MANAGEMENT INFORMATION CIRCULAR 2011

Report to shareholders

Our focus on building sustained, profitable top-line growth is aligned to our commitment to generate value for our shareholders. Integral to delivering this shareholder promise is ensuring we have strong risk management practices in place. We made this a strategic priority for management in 2010 because continually enhancing our risk management practices and processes, including those relating to compensation risk, helps reinforce our standard of integrity and ensures we maintain a strong link between pay and performance.

This report provides a brief overview of corporate performance in 2010, key executive pay decisions and governance activities over the past year, and changes to our compensation program in 2011.

Our performance in 2010

Our solid performance in 2010 is a result of focusing on investing in our businesses and deploying capital effectively, while continuing to enhance the strong risk management practices we have in place. While market volatility is a reality that will always influence our financial results, many positive factors contributed to our performance in 2010 including strong equity markets, our strategic decisions and asset liability rebalancing, our underlying financial strength, strong global brand, continued investment in differentiating our customer experience and our highly skilled workforce.

Our annual incentive plan (AIP) uses a balanced approach for assessing performance, placing equal weighting on earnings (measured by Operating Earnings per Share (EPS)), profitable sales (measured by Value of New Business (VNB)) and execution against strategic priorities (measured by Key Business Performance Indicators (KBPIs)). Our total company performance for 2010 reflects earnings that were slightly below target, profitable sales that were slightly above target and positive results for our KBPIs. The combination of these results led to a total company performance factor under the AIP of 109% of target.

Governance and risk management

Governance and risk management activities are carried out throughout the year as part of the oversight duties of the board and board committees and the day-to-day responsibilities of management. We integrate risk management principles into our decision-making processes across the organization, and we regularly review our executive compensation program to ensure the various components are aligned with governance, risk management and regulatory principles.

In 2010 and early 2011, as part of the Office of the Superintendent of Financial Institutions Canada (OSFI) benchmarking practices review, we reviewed our compensation, governance and risk management activities against the Financial Stability Board’s (FSB) Principles for Sound Compensation Practices and concluded that we align with these principles.

As part of this review, we created the Incentive Plan Review Group (IPRG) in 2010. The group meets regularly and includes senior executives in finance, actuarial, risk management and human resources. It reviews all material incentive plans and compensation-related governance and risk management presentations before they are submitted to the committee and the board for approval.

We also met with the Canadian Coalition for Good Governance (CCGG) to discuss our executive compensation program and governance activities and provide more insight into our process to foster a deeper understanding of our approach to compensation. This shareholder engagement helps ensure that our decisions and actions continue to align with shareholder expectations.

MANAGEMENT INFORMATION CIRCULAR 2011

Compensation highlights

After assessing our 2010 performance and considering the recommendations of the committee, the board approved the following compensation decisions:

—	Base salary increases ranging from zero to 3.3% for our named executive officers.
—

Total company performance factor calculated at 109% of target for the AIP. The board did not use discretion under the plan to increase or decrease the final AIP payout to the named executive officers because it and the committee felt this factor was a fair reflection of our performance for the year.

—

Payout under the 2008 Performance Share Unit (PSU) plan based on a performance factor of 47% of target. This reflects our performance against two equally weighted measures: relative total shareholder return (TSR) that was slightly below target, and three-year average return on equity (ROE) which was below threshold performance. The below target payout factor, combined with the decrease in share price over the three-year period, means the named executive officers received about 36% of the initial grant value, demonstrating the strong alignment between equity (deferred) compensation and corporate performance.

—	2011 target annual incentive levels based on competitive practice and the 2011 business plan.
—	2011 medium and long-term incentive awards that reflect competitive practice.

Changes in 2011

The committee also reviewed our compensation programs relative to competitive practice and approved three key changes for 2011.

Refined performance measures under the AIP

We will continue to use three equally weighted performance measures under the AIP, but we refined our EPS and net income measures to be consistent with reporting under International Financial Reporting Standards (IFRS). These changes are explained in more detail on page 58.

New medium-term incentive program and less emphasis on options

We introduced the Sun Share unit (Sun Share) plan, a new medium-term incentive plan to replace our Restricted Share Unit (RSU) and PSU plans. The new Sun Share plan has a three-year vesting period and payouts are based on relative TSR to focus participants on generating shareholder value over the medium term.

We are decreasing the emphasis on options for less senior executives, consistent with competitive practice. See pages 58 and 59 for more information about the Sun Share plan and option plan.

New clawback provision for all employees

The board adopted a new clawback provision that allows it to recoup incentive compensation if an incidence of misconduct led to an overpayment of incentive compensation. This new provision is consistent with emerging competitive practice and regulatory principles. You can find more information on page 42.

MANAGEMENT INFORMATION CIRCULAR 2011

Conclusion

Both the board and committee believe these decisions and actions meet our needs because they respond effectively to the competitiveness of the market and to shareholder concerns about maintaining a strong link between pay and long-term shareholder value. We believe our incentive compensation is appropriate and does not encourage excessive risk-taking. The new IPRG and enhanced risk management practices, combined with the board’s diligent review and oversight of management, reinforce these principles and mitigate compensation risk.

We continue to seek feedback from shareholders on all aspects of our executive compensation program and strive to provide information that helps you understand our approach to compensation and how we align pay to performance.

We strive to understand executive compensation issues that our shareholders believe are important, and we firmly believe that an open and ongoing dialogue is key to this process.

As a shareholder, you had an opportunity to have a ‘say on pay’ in 2010, and we look forward to receiving your feedback on our decisions and actions again this year.

Sincerely,

David W. Kerr, CA	Ronald W. Osborne, FCA
Chair, Management Resources Committee	Chairman of the Board

MANAGEMENT INFORMATION CIRCULAR 2011

Compensation discussion and analysis (CD&A)

Our philosophy and approach

We have two primary compensation objectives:

—	to align employee interests with the interests of our shareholders
—	to attract, retain and reward our leadership team.

Our compensation model rewards executives for achieving strong business results and meeting individual performance expectations.

We set our target pay for each element of compensation at the median (or middle) of pay levels of peer companies, and benchmark the target total compensation to ensure the overall positioning for each role is appropriate. Then we adjust the target pay based on achieving both business and individual performance goals. Superior performance drives pay above target, while performance that does not meet expectations results in pay that is below target.

Pay mix

Most of what we pay our executives is a combination of deferred and variable compensation (at-risk pay).

We use a different mix of medium and long-term incentive awards for different position levels, recognizing that senior executives have more influence over business results. The more senior an employee, the greater the emphasis we place on variable pay and performance-related mid and long-term incentives. At-risk pay accounts for about 85% of total compensation paid to our CEO and 75% for the executive team.

Setting targets

Salary ranges are set for each position level based on the market median for salaries of similar roles at peer companies in each location where we operate. Then we set individual salaries within these ranges based on the scope and mandate of the role, internal equity and the individual’s experience and performance.

We express targets for the AIP as a percentage of salary, and more senior roles have progressively higher targets. The actual payout can be above, at or below target, and varies based on business and individual performance.

We develop ranges for the target mid and long-term incentive awards for each eligible position level based on the median competitive practice in each location where we operate. We fund the overall pool using the total of all target awards for each eligible position. The pool is allocated among our business leaders so they can decide the award for each of their eligible participants based on individual performance and contributions during the year, and their potential impact on our long-term results. We grant these awards as a fixed dollar amount, however, the actual payout value varies based on our share price, dividends and in the case of PSUs, other performance measures over the performance period.

We align perquisites, benefits and pension arrangements with the median of practices among peer companies. Their values do not fluctuate significantly with business or individual performance.

Share ownership guidelines

We believe it is important for our executives to have an ongoing stake in the company and to align their interests with those of our shareholders.

We have established minimum levels of share ownership directly in proportion to the executive’s compensation and position. Our CEO is required to hold seven times his annual salary in our common shares or share units, while the other named executive officers must hold at least four times their annual salaries. Executives who are appointed to more senior positions have two and a half years to meet the minimum, while newly appointed executives have five years.

MANAGEMENT INFORMATION CIRCULAR 2011

We have a policy that prohibits all insiders subject to our share ownership guidelines from participating in equity monetization transactions or hedges involving securities of Sun Life Financial. All insiders must follow our insider trading rules, and executives and directors must notify the appropriate individual of their intention to trade in our securities. Executives must notify the CEO, while directors, including the CEO, must notify the Chairman of the Board. The Chairman of the Board must notify the Chairman of the Governance and Conduct Review Committee.

Clawbacks

Our CEO and CFO are required by law to reimburse their incentive compensation if there is an incidence of misconduct and we need to restate our financial statements.

In 2010 the board approved a new clawback policy, allowing it to demand that former or current employees pay back any or all of the incentive compensation they received or realized in the previous 24 months if:

—

the employee was involved in misconduct (such as fraud, dishonesty, negligence or non-compliance with legal requirements or Sun Life Financial’s policies, any other act or omission that would justify termination of employment for cause, and any failure to report or take action to stop misconduct of another employee that an employee knew, or ought to have known, about), and

—	the misconduct directly or indirectly resulted in the employee receiving or realizing a higher amount of incentive or deferred compensation.

Aligning with regulatory and governance principles

As part of our governance practices, the committee met with the CCGG, and the committee and management met with OSFI, on governance and other matters. We also monitor our compensation programs and processes to ensure they align with relevant Canadian and global regulatory and governance principles and best practices.

The table below explains how we align with the FSB’s Principles for Sound Compensation Practices and CCGG’s Executive Compensation Principles.

FSB Principles		Aligned	Comments

1.	The firm’s board of directors must actively oversee the compensation system’s design and operation	yes

•    Our committee consists entirely of independent directors and oversees and approves the design and operation of each material compensation program including the overall salary budget, executive compensation salary ranges, the AIP and share unit and option plans. This includes information on scenario testing, total payouts and significant changes to the design of material incentive plans.

2.	The firm’s board of directors must monitor and review the compensation system to ensure the system operates as intended	yes

•    We have a formal and comprehensive process that involves decision-making at the management, committee and board levels.

•    The committee meets regularly to discuss various compensation and human resources matters and makes recommendations to the board for consideration, review and approval.

•    We discuss our decision-making process in detail beginning on page 44.

3.	Staff engaged in financial and risk control must be independent, have appropriate authority, and be compensated in a manner that is independent of the business areas they oversee and commensurate with their role in the firm	yes

•    Starting in 2011, compensation for senior positions in business group risk and control functions (defined as finance, actuarial, risk management, compliance and internal audit) is based solely on total company performance. Heads of business group risk and control functions will report jointly to the control function leader and business leaders. This ensures that risk and control roles provide effective oversight of the business while achieving their functional objectives.

MANAGEMENT INFORMATION CIRCULAR 2011

FSB Principles		Aligned	Comments

4.	Compensation must be adjusted for all types of risk	yes

•    Our risk management process monitors our financial performance relative to the risk tolerance levels approved by the board.

•    The Executive Vice-President, Actuarial and Risk Management also makes an annual presentation to the committee that reviews enterprise key risks and their implications for compensation.

5.	Compensation outcomes must be symmetric with risk outcomes	yes	• A significant portion of our executive compensation is variable and at risk, either at the time of award or at the time of payout. See Pay mix on page 49 for more information.

6.	Compensation payout schedules must be sensitive to the time horizon of risks	yes

•    As described on page 51, a significant portion of variable and at-risk compensation is awarded as equity-based compensation. Share units vest at the end of three years and, for senior executives, are adjusted at payout based on performance, while options vest over four years. In addition, the Sun Share plan (beginning with awards in 2011) includes a provision that allows the committee to cancel any or all vested Sun Shares if it determines that the payout would seriously jeopardize our capital position or solvency.

•    We also introduced a new clawback provision that applies to all employees (see page 42 for details).

7.	The mix of cash, equity and other forms of compensation must be consistent with risk alignment	yes

•    Our executive compensation program features a competitive mix of cash, variable and deferred compensation. The mix varies by level of executive and reflects a higher weighting for deferred compensation at higher executive levels. Higher levels of deferred compensation align with the greater impact that an executive can have on risk. Executive team members receive more than 50% of their compensation in a deferred, share-based award that is subject to performance and vesting requirements.

CCGG Principles		Aligned	Comments

1.	Pay for performance should be a large component of executive compensation	yes	• A significant portion of compensation for all executives is variable and at risk, either at the time of award or at the time of payout (see page 49 for details).

2.	Performance should be based on measurable risk adjusted criteria, matched to the time horizon needed to ensure the criteria have been met	yes

•    Risk management in 2010 provided quarterly presentations of our risk scorecard to the committee to show how our financial results align with the risk appetite approved by the board.

•    The Executive Vice-President, Actuarial and Risk Management also makes an annual presentation on enterprise key risks and implications to the committee, including input from the IPRG and risk management goals in our KBPIs.

3.	Compensation should be simplified to focus on key measures of corporate performance	yes

•    Our AIP is based on three equally weighted performance measures that balance financial performance, profitable sales and strategic initiatives.

•    Final payouts under our share unit plans reflect sustained relative and absolute performance.

4.	Executives should build equity in their company to align their interests with shareholders	yes

•    All of our executives are required to meet our minimum levels of share ownership and maintain them. See page 41 for our share ownership guidelines, and page 55 for the share ownership of each of the named executive officers.

MANAGEMENT INFORMATION CIRCULAR 2011

CCGG Principles		Aligned	Comments

5.	Companies should limit pensions, benefits and severance and change of control entitlements	yes

•   Canadian defined benefit pensionable earnings are capped at 65% of final average earnings (including actual bonus up to target, and target bonus capped at 100% of salary), and all new executives participate in a defined contribution pension plan.

•   Severance is based on common law in Canada and a severance formula in the U.S. Change in control provisions provide incremental benefits under a double trigger scenario, with all benefits for the named executive officers limited to 24 months salary plus the AIP bonus, continuation of benefits and payouts of mid and long-term incentives.

6.	Effective succession planning reduces paying for retention	yes

•   We review succession planning with the committee annually, focusing mainly on the senior vice-president level and above. This includes a review of the executive team, and an overview of the performance and potential of executives identified as key successors.

Our decision-making process

We use a formal decision-making process that incorporates proper oversight, benchmarking against peers, independent advice, an annual decision-making cycle and the use of board discretion when appropriate.

Incentive Plan Review Group

A formal group of senior executives from finance, actuarial, risk management and human resources participate in the compensation decision-making process. The IPRG meets prior to each committee meeting to review the design of our incentive compensation plans, performance targets and assessments, and risk management reports. It provides recommendations for the CEO, committee and the board to consider as part of their final recommendations and approval. The board makes compensation decisions based on the recommendations and advice of the committee and independent consultants. See Decision-making cycle on page 46 for more information.

Managing compensation risk

As of 2010, our Risk Management group is actively involved in the compensation decision-making process:

—

The Executive Vice-President, Actuarial and Risk Management makes an annual presentation to the committee on the key enterprise risks. The 2010 presentation facilitated a discussion on enterprise risks and implications for compensation prior to the committee’s review and approval of the 2010 payouts and changes to the plan design in 2011.

—

The committee receives quarterly updates on the incentive plan assessments, which include an update on the risk scorecard. The scorecard indicates whether management has achieved the financial results within the risk appetite and tolerance levels approved by the board. Organized by various categories of credit, market and insurance risk, the scorecard helps the committee determine whether we achieved our results without taking on excessive risk.

—

The IPRG meets prior to each committee meeting to review incentive plan decisions from the perspective of finance, actuarial, risk management and human resources. The committee considers these recommendations when it develops its recommendations for the board.

—	Each business group has specific goals for control functions, including risk management, that are reflected in the KBPI measure for the 2011 AIP.

In addition to assessing risk, the committee reviews information on the grant value and outstanding value of all salary, bonus and long-term incentive awards over the past five years for each member of the executive

MANAGEMENT INFORMATION CIRCULAR 2011

team. The committee also reviews stress testing analysis for executive team members by reviewing the potential value of outstanding equity over a range of future share prices.

See page 75 for the aggregate compensation for our Material Risk Executives (MREs), as required under the FSB’s Implementation Standards.

Use of discretion

The board has discretion under the AIP to adjust the final results by +/- 25% based on its assessment of risk management, its impact on our financial results and other factors that may have had an effect on performance.

Benchmarking

We benchmark our programs and compensation levels to make sure we are competitive with the market. This is done before the start of each performance period, gathering data by position and compensation component from published surveys. The information is used to evaluate our salary structure and target incentive levels, and review each component and overall target compensation levels.

Two comparator groups are used to benchmark our compensation levels for named executive officers – a Canadian peer group for Canadian executives and a U.S. peer group for U.S. executives.

Canadian peer group

The Financial Services Executive Report, produced by the Hay Group, is used for Canadian executives. It provides percentile data on each compensation component and total compensation for executives in the Canadian financial services sector.

Our Canadian peer group is made up of six major Canadian banks and one insurance company.	• BMO Financial Group • CIBC • Manulife Financial • National Bank	• RBC • Scotiabank • TD Bank Financial Group
We selected these companies as peers because they represent the leading financial services organizations in Canada that we compete with for talent, and they participate in the published compensation survey.

We also review publicly available compensation information by companies in the peer group before setting competitive compensation ranges for each named executive officer. This includes reviewing Great-West Life’s public information when benchmarking our CEO’s compensation.

U.S. peer group

The Diversified Insurance Study of Executive Compensation, produced by Towers Watson, is used for U.S. executives. It provides percentile data on each compensation component and total compensation paid to executives in the U.S. insurance industry. We also review the publicly available compensation information for the companies that are publicly traded before setting the compensation range for each U.S.-based named executive officer.

Our U.S. peer group is made up of 27 major U.S. insurance companies available in the Towers Watson survey.

We selected these companies as peers because, as a group, they represent the broader U.S. insurance industry that we compete with for talent, and they participate in the published survey.

• Aegon USA • AFLAC • AIG • Allstate • American United Life • AXA Equitable • CIGNA • Genworth Financial • Guardian Life	• Hartford Financial Services • ING • John Hancock • Lincoln Financial • Massachusetts Mutual • MetLife • Nationwide • New York Life	• Northwestern Mutual • Pacific Life • Phoenix Companies • Principal Financial • Prudential Financial • Securian Financial • Thrivent Financial • TIAA-CREF • Unum Group • USAA

MANAGEMENT INFORMATION CIRCULAR 2011

Independent advice

In 2010, the committee retained Hugessen Consulting Inc. (Hugessen) as its independent consultant, and Frederick W. Cook & Co. Inc. (Frederick W. Cook) as an independent consultant for advice and counsel on compensation programs relating to our asset management subsidiary in the U.S.

The independent consultants advise the committee throughout the year, giving input on policy recommendations, helping assess the appropriateness of our executive compensation and reviewing the management information circular.

The table below shows the fees paid to the independent consultants in 2010 and 2009. Neither firm provided any other services to Sun Life in 2010 or 2009.

	2010	2009
Hugessen	$160,031	$248,517
Frederick W. Cook	US$18,891	US$44,348

The committee considers information provided by the independent consultants and makes recommendations to the board for approval. The board is ultimately responsible for compensation decisions.

The committee approves the engagement of the independent consultants, the proposed work plans and all associated fees. It considers any other work to be assigned to the independent consultants that is material in nature and will only approve it if it believes the work will not compromise the consultants’ independence as advisors to the committee.

Decision-making cycle

Our annual decision making cycle is a rigorous process carried out in three stages for the relevant performance period:

1 –	Before the performance period

•   Management, under the direction of the IPRG, the Senior Vice-President and Chief Human Resources Officer and the Senior Vice-President, Total Rewards, reviews the design of our executive compensation program against our objectives and peer company practices and makes recommendations to the committee for the coming year.

•   The independent consultants make presentations to the committee, highlighting current regulatory, shareholder, corporate governance and market trends in executive compensation.

•   The Executive Vice-President, Actuarial and Risk Management discusses with the committee the key enterprise risks and the implications for compensation.

•   We compare our pay levels to the market by reviewing compensation surveys for each of the geographies where we operate. We also review competitive information from third parties, industry networks and the independent consultants.

Benchmarking Target setting Policy decisions

•   We analyse the information to benchmark against companies that are similar in size and scope of operations. Then we propose an appropriate level and mix for each compensation component and the overall compensation package.

•   We set performance targets for the AIP, and the methodology for calculating performance under the PSU plan before the beginning of the performance period. Targets are aligned with the annual business plan based on a variety of factors, including the previous year’s results, expectations for the coming year and an analysis of the general economic environment. The recommendations and proposed performance targets are reviewed by the IPRG.

• The committee considers data provided by management and input from the independent consultant and makes recommendations to the board to approve:
• the overall salary budget for all employees
• salary ranges for senior executives, target annual, mid and long-term incentive awards for all employees
• the overall mid and long-term incentive pool for the upcoming performance (fiscal) year
• the mix of mid and long-term incentive awards (RSUs, PSUs and options) by position level
• total company and business group performance targets for the AIP
• any changes to the design of our incentive plans for the coming year

MANAGEMENT INFORMATION CIRCULAR 2011

2 –	During the performance period

•   We monitor business performance throughout the performance period and provide the committee with quarterly updates.

•   Risk scorecards are reviewed by the committee quarterly to assess whether we have achieved performance within the risk tolerance levels approved by the board.

•   We make adjustments to individual compensation levels based on changes in accountabilities and roles during the year which are approved by the committee and board.

Monitor performance

3 –	After the performance period

•   We compare actual business results against pre-determined targets and compare individual performance to the goals set for the year.

•   We measure the business objectives for our named executive officers (except for the Chief Investment Officer) and executive team members against total company results. We generally split the objectives for our other executives between total company results and the performance of their business group. The business objectives for the Chief Investment Officer are measured against total company and corporate investment results.

•   The CEO prepares a self-assessment to discuss with the committee and assesses the performance of each member of the executive team, including the named executive officers. The committee assesses the performance of the CEO with feedback from the CEO performance questionnaire that is completed by the independent directors. The committee receives support from the independent consultant and then makes a final compensation recommendation to the board.

•   The board approves:

•   the assessment of the performance factors for the total company and business groups under the AIP

•   the assessment of the PSU performance factor for awards vesting and paying out in the year

•   individual compensation decisions for the executive team, including the named executive officers, other key control positions (Appointed Actuary, Chief Actuary, Chief Auditor and Chief Compliance Officer), other executives not listed above who have a material impact on the risk exposure of the company, leaders of material entities and any other executive in our top 10 highest paid officers. This includes adjustments to annual salary, AIP payouts (based on business results and individual performance) and grants of mid and long-term incentive awards.

Review business results and individual performance Make individual compensation decisions

MANAGEMENT INFORMATION CIRCULAR 2011

2010 pay decisions and compensation components

2010 compensation decisions and approvals

We evaluate business performance and the competitiveness of our compensation programs regularly and receive input from the committee’s independent consultant and management as part of the process. This research and analysis provides important context to the board’s compensation decisions, including approval of any changes to our compensation programs.

The table below lists the board’s 2010 pay decisions, including incentive plan payouts and salary increases for 2011.

	2010	2011
Salaries		Named executive officers received salary increases ranging from zero to 3.3%. Other employees received salary increases reflecting competitive practice and individual performance.
Annual incentive

A cash payout, and deferred share units where elected, under the 2010 AIP based on total company performance for named executive officers and an assessment of individual performance and contributions during the year.

The total company performance factor was calculated at 109% of target. The performance factor was above target based on:

•    financial results, which were slightly below target

•    VNB (our estimated future profits from new business sold during the year) results and achievement of KBPIs that were above target.

Results were achieved within our risk tolerance levels. The board did not use its discretion under the plan to increase or decrease the final total company performance factor for the named executive officers because the board and committee felt the factor fairly represents the performance delivered in 2010.

See page 68 for details.

		Target incentive levels based on competitive practice and performance measures and targets for the 2011 AIP based on the annual business plan.
Mid and long- term incentives

A payout under the 2008 PSU plan based on a performance factor of 47% of target. This reflects performance against two equally weighted pre-established performance measures over the three-year period from 2008 through 2010:

•    relative TSR, which was slightly below target

•    three-year average ROE, which was below threshold.

The payout, which reflects our performance, change in share price and accrued dividends, was 37% of the initial grant value, demonstrating the strong alignment between equity (deferred) compensation and corporate performance. See page 67 for details.

Introduction of the Sun Share plan including grants, performance measure and methodology to reward performance over the three-year period from 2011 through 2013. Grants were based on competitive practice, individual performance and the individual’s potential impact on our long-term results. The Sun Shares will vest in March 2014 based on our performance over the three years.

Grants of options in 2011 based on competitive practice as an incentive for senior executives to increase shareholder value over the longer term.

MANAGEMENT INFORMATION CIRCULAR 2011

The table below is a summary of the compensation decisions and the resulting pay levels of our named executive officers. We describe the plans, payouts and new grants in more detail starting on page 64.

	Annualized salary		Annual incentives				Mid-term incentives			Long-term incentives
			2010 actual incentive		Target incentive (% of salary)		2008 PSU payout (vested and paid in early 2011)		2011	Value of options	Value of options
Named executive officer	2010 $	2011 $	$	% of salary	2010	2011	$	% of grant value	Sun Share grant $	exercised in 2010 $	granted in 2011 $
Donald A. Stewart	1,100,000	1,100,000	1,675,000	152%	100%	100%	1,211,611	37%	2,750,009	665,535	2,750,005
Colm J. Freyne	500,000	515,000	560,805	112%	70%	70%	86,164	57%	450,017	-	450,008
Jon A. Boscia	US 800,000	-	US 868,646	109%	100%	100%	-	-	-	-	-
Westley V. Thompson	US 615,000	US 635,000	US 906,545	147%	100%	100%	-	-	US 1,100,032	-	US 1,100,008
Stephen C. Peacher	US 500,000	US 515,000	US 1,470,600	294%	200%	200%	-	-	US 750,016	-	US 750,006
Dean A. Connor	650,000	670,000	1,027,933	158%	100%	100%	220,304	37%	950,007	-	950,006

Mr. Stewart’s 2011 Sun Share grant represents a special Incentive Share Unit (ISU) award which will vest if he achieves subjective performance objectives. These objectives include strategy development, greater involvement by key executive team members in executing business plans, optimizing the allocation of capital by business groups considering growth, risk, profitability and efficiency, and continuous improvements in our operations. The amount shown for Mr. Freyne’s 2008 PSU payout represents proceeds from both PSUs and RSUs.

Our compensation program

Pay mix

The majority of compensation paid to our senior executives is variable and at risk. Pay mix varies based on the ability of the executive to influence short and longer-term business results, the level and location of the executive and competitive practices. The table below shows the average mix of total direct compensation and long-term incentive awards by level, based on target pay. The actual pay mix may be different depending on business and individual performance and geographic location.

	Total direct compensation mix
Position	Salary	Annual incentive	Mid and long-term incentives
Chief Executive Officer	15%	15%	70%
Executive team	25%	22%	53%
Senior Vice-Presidents	39%	24%	37%
Vice-Presidents	51%	21%	28%
Key contributors (below Vice-President level)			Varies with level of position
Type of compensation	fixed	at risk Performance adjusted at time of payout	at risk Performance adjusted at vesting / exercise

MANAGEMENT INFORMATION CIRCULAR 2011

Eight components make up our 2010 compensation program:

Component	Performance period	Who’s eligible
Salary	• reviewed annually	• all levels of employees
Annual incentive plan (AIP)	• 1 year	• all levels of employees
Restricted share unit plan (RSU plan)	• 3 years	• Senior Vice-Presidents, Vice-Presidents, and select key contributors below the Vice-President level
Performance share unit plan (PSU plan)	• 3 years	• Senior Vice-Presidents and above
Executive stock option plan (Option plan)	• 10 years • vesting over 4 years	• Vice-Presidents and above
Deferred share unit plan (DSU plan)	• redeemed when the executive leaves the organization	• Vice-Presidents and above
Pension and other benefits	• accrue during employment	• all levels of employees
Perquisites	• available during employment	• Vice-Presidents and above

Salaries

We use salaries to provide a portion of competitive pay that is fixed and based on the scope of the role and the experience and performance of the individual. We develop salary ranges based on competitive practice. We set individual salaries within the corresponding range for the position level based on the employee’s performance, skills, experience and internal equity.

Annual incentive plan

The AIP delivers a portion of competitive pay tied to business results and individual contribution. This plan rewards employees with cash awards based on how well we achieved our financial, sales, strategic and operational objectives for the year. It balances operating earnings and estimated future profits from new business sold with the achievement of strategic initiatives, which are the drivers behind positive financial results.

Awards are based on our business results and individual performance using the following formula:

Earned salary ($)	x	Annual incentive plan target (% of salary)	x	Business results (%)	x	Individual multiplier (%)	=	Annual incentive plan award ($)

Business results

We used three equally weighted measures to assess our 2010 total company performance under the AIP:

Total company measures		Weighting
Operating earnings per share (EPS)

income available for distribution to common shareholders divided by the number of common shares outstanding adjusted to exclude the impact of net gains or losses on assets available for sale and currency fluctuations (performance is evaluated on a constant currency basis)

33 1/3%
Value of new business (VNB)	our estimated future profits from new business sold during the year	33 1/3%
Key business performance indicators (KBPIs)	our strategic initiatives for 2010, by category: • risk management • growth • productivity • innovation • customer service	33 1/3%

MANAGEMENT INFORMATION CIRCULAR 2011

Operating EPS is a non-GAAP measure. We describe non-GAAP measures in our 2010 MD&A filed with Canadian securities regulators. You can find a copy on our website (www.sunlife.com) or on SEDAR (www.sedar.com).

Individual multiplier

All employees, including the named executive officers, receive an individual performance multiplier based on their individual contributions during the year. The multiplier for the named executive officers can range anywhere from 0% for unsatisfactory performance to 200% for exceptional performance.

Board discretion

The board has discretion to increase or decrease the total company or business group result by up to 25% to reflect factors that are not specifically included in the performance measures under the plan. The board can also use discretion to choose not to pay an award under the plan.

Investment incentive plan

Under the Investment Incentive Plan (IIP), a portion of variable pay is tied to Corporate Investment results and individual contributions. It rewards employees in Corporate Investments for reaching or exceeding strategic and personal objectives using a pool-based approach with discretionary allocation to individuals. Funding of the pool is based on total company performance (25%) and Corporate Investment performance (75%). The Chief Investment Officer participates in the AIP, but his payout is based on a weighting of 50% total company and 50% Corporate Investment performance as measured under the IIP.

Corporate Investment performance is assessed subjectively across three categories:

—	investment performance/credit quality (50%)
—	collaboration with business groups and other corporate functions (including risk management) (25%)
—	operational/strategic initiatives (25%).

The performance assessment ranges from 0 to 200% of target and is based on a quantitative scorecard and qualitative feedback from each business group and the risk management function. The resulting performance factor is reviewed by the IPRG prior to submitting it to the committee and board for approval.

Mid and long-term incentive compensation

Our mid and long-term incentive programs deliver a portion of competitive pay that is deferred for employee retention and to align with creating shareholder value. Our 2010 mid and long-term incentives include three different plans – RSUs, PSUs and options – with different vesting terms and performance measures.

	Mid and long-term incentive mix
Position	RSUs	PSUs	Options
Chief Executive Officer	-		Determined annually
Executive team	-	50%	50%
Senior Vice-Presidents	25%	25%	50%
Vice-Presidents	65%	-	35%
Key contributors (below Vice-President level)	100%	-	-
Type of compensation	Value at payout reflects absolute TSR	Value at payout adjusted for EPS versus plan and relative and absolute TSR	Value at payout reflects absolute increase in share price

These incentive plans are designed to reward executives and other key contributors for creating shareholder value and generating superior returns. The performance periods range from three to 10 years. The committee

MANAGEMENT INFORMATION CIRCULAR 2011

receives information on past awards for each executive team member. However awards are granted based on competitive practice, position level and individual performance and potential.

Restricted share unit plan

The grant and payout values of each RSU are the average closing price of our common shares on the TSX over the five trading days before the grant or vesting date. RSUs accumulate dividend equivalents over the performance period and generally vest in full after three years. The final payout value is based on our share price on vesting and any dividends accumulated over the period. RSUs are not subject to any other performance-based goals.

Performance share unit plan

The grant value of each PSU is the average closing price of our common shares on the TSX over the five trading days before the grant date. PSUs accumulate dividend equivalents over the performance period, and vest in full after three years.

The payout value of each PSU is based on the average closing price of our common shares on the TSX over the five trading days before the vesting date, but is adjusted through the application of the performance factor. The formula below shows how we will calculate the payout value of PSUs granted in 2010:

PSUs (#) (number of units awarded plus additional units credited as reinvested dividends)	x	Share price ($) (average price of our common shares on the TSX over the five trading days before the vesting date)	x	2010 performance factor (0% to 200%) based on: • our three-year TSR compared to our peers (50% weighting) • our three-year average annual EPS, as assessed under the AIP (50% weighting)	=	Payout value of PSUs on vesting ($)

We calculate the performance factor based on the following:

Level of performance	If the annualized TSR	Then the TSR performance factor is	Three-year average annual EPS
Maximum	exceeds the average of the custom weighted index (described below) by 10% or more	200%	The performance factor ranges from 0 to 200% based on the average EPS score under the AIP for 2010, 2011 and 2012. The EPS target for the AIP is set annually.
Target	is at the average of the custom weighted index	100%
Threshold	is 10% below the average of the custom weighted index	25%
Below threshold	is more than 10% below the average of the custom weighted index	0%

We interpolate the performance factor when performance is between threshold and maximum.

Measuring total shareholder return

We calculate TSR as the change in price of our common shares over a three-year period and the sum of reinvested dividends. We assess our TSR performance by comparing it to the TSR of our custom weighted index described in the table below.

MANAGEMENT INFORMATION CIRCULAR 2011

Custom weighted index

We benchmark our performance under the PSU plan against a custom weighted index of 12 public Canadian and U.S. banks and insurance companies. We place one-third weighting on Canadian banks and two-thirds weighting on North American insurance companies, recognizing that our business operations are more similar to insurance companies than banks.

These companies are most similar to us in terms of measuring business performance since they operate in the same broader financial services market and directly compete with us in some business segments. We also compete with these companies for talent and access to capital.

This custom weighted index is a subset of the peer groups that we use for benchmarking compensation levels (see page 45). The custom weighted index is not used for any other purpose.

	Canadian banks • BMO Financial Group • CIBC • RBC • Scotiabank • TD Bank Financial Group	North American insurance companies • Genworth Financial • Hartford Financial Services • Lincoln Financial • Manulife Financial • MetLife • Principal Financial • Prudential Financial

Executive stock option plan

All of our employees are eligible to participate in the option plan, but in 2010 we only granted options at the Vice-President level and above. The option plan rewards participants for their contributions to increasing shareholder value over the longer term. Options vest 25% a year over four years, starting on the first anniversary of the grant date, and are exercisable over 10 years. Options are not subject to any performance goals, but only have value if the price of our common shares increases after the grant date.

Exercise price for options
	Granted in 2007 and after	Granted before 2007
The exercise price of an option depends on when it was granted:	the closing price of our common shares on the TSX on the grant date	the closing price of our common shares on the TSX on the trading day immediately before the grant date

The committee recommends the terms of each grant to the board for approval. The price of an option already granted cannot be lowered or forfeited in exchange for options with a lower exercise price. If there is a change in control, the board can choose from a range of alternatives to address outstanding options, including accelerated vesting. Options cannot be assigned to another participant.

The option plan may be amended by the board as long as we receive other necessary approvals. The following amendments require shareholder approval unless they result from the plan’s anti-dilution provisions:

—	increasing the number of common shares that can be issued under the plan
—	reducing the exercise price of an option, including cancelling and re-granting an option on different terms within three months
—	extending the expiry date of an option or permitting the grant of an option with an expiry date of more than 10 years from the grant date
—	permitting an option to be transferred other than to a spouse, minor child or minor grandchild
—	expanding the categories of eligible participants in the plan
—	increasing or deleting the limits relating to common shares that may be issued to insiders or any one person
—	permitting other types of compensation (e.g. share awards) by issuing equity
—	revising the amendment procedure itself.

MANAGEMENT INFORMATION CIRCULAR 2011

The plan allows the board to grant options with stock appreciation rights, although it has not granted any to date. A stock appreciation right allows the executive to exercise his or her option and receive, in cash, the difference between the market price of our common shares and the exercise price of the option. Stock appreciation rights provide the same compensation value as the underlying options.

The table below shows the number of options granted, outstanding and available for grant under the Executive option plan as at December 31, 2010. We can issue up to 29,525,000 of our common shares under the plan, as long as we do not issue more than 10% of our total outstanding common shares to insiders and no more than 1% to any one person.

	2010		2009		2008
Measure of dilution	# of options	% of shares outstanding	# of options	% of shares outstanding	# of options	% of shares outstanding
Annual grant the total number of options granted under the option plan each year	2,861,434	0.50	4,290,793	0.76	2,354,782	0.42
Options outstanding the total number of options outstanding at the end of each year, including the annual grant	13,865,384	2.41	12,771,400	2.26	9,537,258	1.70
Options available for grant the number of options in reserve approved by shareholders that are available for grant at the end of each year	7,229,236	1.26	8,939,850	1.58	12,411,698	2.22
Overhang the number of options outstanding plus the number of options in reserve approved by shareholders that are available for grant in the future	21,094,620	3.67	21,711,250	3.85	21,948,956	3.92

The difference in the number of options granted in each year is primarily the result of granting approximately the same compensation value with varying share prices at the dates of grant.

Deferred share units

Executives can voluntarily defer a portion of their annual incentive by receiving deferred share units (DSUs). DSUs are an effective way for executives to meet their share ownership guidelines and they can only be redeemed when the executive leaves the organization. We sometimes grant DSUs to new executives to replace the value of long-term incentives they forfeited with a previous employer.

DSUs are redeemed at the value of our common shares at the time redeemed, plus any dividend equivalents accumulated over the period. DSUs can be redeemed for cash or an equal number of our common shares.

Share ownership levels

The table below shows the values of common shares and share units held by each named executive officer as at December 31, 2010. We calculated the values as follows:

—	for common shares, we used $30.11, the closing price of our common shares on the TSX on December 31, 2010
—	for share units, we used the grant value or the value using the closing price of our common shares on the TSX on December 31, 2010 (whichever was higher).

MANAGEMENT INFORMATION CIRCULAR 2011

				Total share ownership at December 31, 2010 ($)
Named executive officer	Minimum ownership requirement	Ownership as a multiple of salary	Common shares directly held	Performance share units (PSUs)	Deferred share units (DSUs)	Restricted share units (RSUs)	Total ownership
Donald A. Stewart	7 x salary	13.3	1,706,725	6,112,647	6,847,514	-	14,666,886
Colm J. Freyne	4 x salary	3.3	68,380	663,640	441,125	456,047	1,629,192
Jon A. Boscia	4 x salary	11.8	-	6,322,127	3,386,182	-	9,708,309
Westley V. Thompson	4 x salary	15.8	-	4,643,400	1,766,717	3,598,712	10,008,829
Stephen C. Peacher	4 x salary	4.0	-	801,914	594,494	683,430	2,079,838
Dean A. Connor	4 x salary	5.3	173,313	2,709,633	580,012	-	3,462,958

Five of the six named executive officers have met their share ownership guidelines. Mr. Freyne was appointed CFO on September 16, 2009 and has until March 16, 2012 to meet his requirement.

The amounts shown for Mr. Boscia and Mr. Thompson’s PSUs include any outstanding PSU and ISU awards.

Pension benefits

Our pension plans deliver a portion of competitive pay that provides protection and wealth accumulation for retirement. The named executive officers participate in the pension plans available in their country of residence.

On January 1, 2009, we closed the Canadian staff defined benefit plan to new employees and replaced it with a defined contribution plan for employees hired on or after January 1, 2009. Canadian employees hired before then continue to participate in the previous plan, which includes both defined benefit and defined contribution components. Only defined contribution plans are available to new hires worldwide (except for our small defined benefit plan in the Philippines).

Canadian plans

Employees who were hired on or after January 1, 2009 participate in a defined contribution pension arrangement, which we describe in more detail starting on page 56.

Our retirement program for Canadian employees hired before January 1, 2009 (including our named executive officers in Canada) consists of two elements:

—	a defined benefit accrual for service prior to 2005
—	a combination of defined benefit and defined contribution accruals for service after 2004.

When the plan changed on January 1, 2005, employees who had at least 55 years of combined age and service (55 points) as of January 1, 2004 had the choice of continuing to accrue pension benefits under the old formula until December 31, 2008. Mr. Stewart decided to move to the new formula as of January 1, 2005. Mr. Freyne had not attained 55 points as of January 1, 2004 and therefore automatically moved to the new formula as of January 1, 2005.

Benefits up to the tax limits for registered plans are paid from the Sun Life Assurance Canadian staff pension plan. Benefits above the tax limits are paid from a non-registered pension plan that is secured through a Retirement Compensation Arrangement which includes invested assets and a letter of credit.

MANAGEMENT INFORMATION CIRCULAR 2011

Defined benefit formula for service prior to 2005

(designated executives including the named executive officers in Canada)

Pension formula prior to January 1, 2005
Annual pension as of age 65	=	years of service before 2005 (maximum 35 years)	x

The total of:

•    1.3% of average pensionable earnings, up to the average of the last three Years’ Maximum Pensionable Earnings under the Canada Pension Plan (YMPE) plus

•    1.65% of average pensionable earnings over the average YMPE

Under this formula, pensionable earnings consist of annual salary and the target annual incentive. Average pensionable earnings is based on the employee’s highest average pensionable earnings in any 36 consecutive months in the last 10 years of employment.

The benefit is payable from age 65 for the life of the employee, with 60% of the benefit payable to a surviving spouse. Employees can retire and start to receive the pension benefit at a reduced level as early as age 55. If an employee has at least 90 points, the pension benefit is reduced by 3% for each year that retirement precedes age 60. If he or she has less than 90 points, the pension benefit is reduced by 5% for each year that retirement precedes age 65.

Defined benefit formula for service after 2004

(designated executives including the named executive officers in Canada)

Pension formula after December 31, 2004
Annual pension as of age 65	=	years of service after 2004	x	1.6% of average pensionable earnings

Under this formula, pensionable earnings consist of annual salary and the actual annual incentive, capped at target. Average pensionable earnings is based on the employee’s highest average pensionable earnings in any three consecutive calendar years in the last 10 years of employment.

The pension is payable for the lifetime of the named executive officer. Other forms of payment are available on an actuarially equivalent basis.

If a named executive officer leaves before age 62, the pension formula is reduced. If he leaves:

—	before age 51, we use a factor of 1.0% in the pension formula (instead of 1.6%)
—	between the ages 51 and 62, we increase the factor of 1.0% by 0.05% for each complete year between age 50 and retirement, to a maximum of 1.6% at age 62 or later.

He can choose to start receiving the pension benefit as early as age 55, but the benefit is actuarially reduced from age 62 to reflect the earlier start.

Defined contribution plan

The Sun Life staff pension plan also includes a defined contribution component for service after 2004. Employees can contribute 1.5% of pensionable earnings up to the YMPE, and 3.0% of earnings above the YMPE. We match 50%.

Total contributions to the plan (employee and company matching contributions) are subject to the limits of the Income Tax Act (Canada). Employee and company contributions end once the maximum contribution limit is reached ($22,450 for 2010).

MANAGEMENT INFORMATION CIRCULAR 2011

Pension maximums

The total combined annual pension benefit for all service in all Sun Life sponsored defined benefit plans is capped at 65% of the named executive officer’s best consecutive, three-calendar-year average pensionable earnings over the last 10 years of employment. Of our named executive officers in Canada, only Mr. Stewart has enough credited service to be affected by this pension maximum. His annual pension benefit from the defined benefit plan is capped at $1,424,000 assuming there is no change to his current salary or target bonus.

Our pensionable earnings definition includes actual incentive compensation only up to the target level, limiting the pension benefit for all employees even if annual incentive awards are paid above target levels. The target incentive is capped at 100% of salary.

Defined contribution plan for new hires after 2008

New hires on or after January 1, 2009 participate in the Sun Life staff pension plan, which provides a core company contribution of 3% of pensionable earnings from the date of hire. Employees who decide to make voluntary contributions of 1 to 5% of pensionable earnings will also receive a matching company contribution of 50%. Pensionable earnings consist of salary and actual annual incentives, capped at target. Company contributions vest after two years of service. Total company and employee contributions are restricted to the defined contribution limit in the Income Tax Act (Canada) ($22,450 in 2010).

Vice-Presidents and above participate in a supplemental, non-registered defined contribution plan. Once an executive has reached the maximum limit under the registered plan, the supplemental plan provides a notional company contribution of 10.5% of his or her pensionable earnings above the level of pay where the maximum contribution limit is reached for the registered plan. The contribution rate of 10.5% is the maximum amount that the company and an employee, combined, can contribute to the registered plan.

U.S. plans

On January 1, 2006, the defined benefit plan in the U.S. was frozen to new entrants and participants who were under age 50 and had not yet reached 60 years of combined age and service (60 points). We introduced a Retirement Investment Account (RIA), an employer-paid defined contribution arrangement, to replace the defined benefit plan as of January 1, 2006. Mr. Boscia, Mr. Thompson and Mr. Peacher, our named executive officers in the U.S., were hired after 2006 and do not participate in the defined benefit plan.

Our U.S. retirement program has three elements:

—	a voluntary tax-qualified 401(k) plan
—	a tax-qualified U.S. RIA that provides automatic employer contributions
—	a non-qualified retirement investment plan for certain employees whose compensation exceeds the IRS limits (US$245,000 for 2010).

401(k) plan

Employees can contribute 60% of their eligible earnings (salary, sales commissions and actual incentive payments), up to the maximum contribution set by the IRS (for 2010, US$16,500 plus an additional US$5,500 for participants over age 50). A participant can make contributions on a pre-tax or after-tax basis. We match 50% of the employee’s contribution, up to 6% of eligible earnings (maximum of US$7,350 in matching contributions for 2010).

MANAGEMENT INFORMATION CIRCULAR 2011

RIA

We contribute a percentage of eligible earnings to the RIA each year based on the employee’s age and years of service, as of January 1. The named executive officers in the U.S. participate in the RIA and their eligible earnings consist of salary and actual incentive payments up to the IRS compensation limit (US$245,000 for 2010).

The table below shows the age and service criteria for the RIA contribution.

Age and service as at January 1	% of eligible earnings
Under 40	3.0
40 to 54	5.0
55 and over	7.0

Total contributions that we and the participant make to the tax-qualified RIA and the 401(k) cannot exceed the maximum set by the IRS (US$49,000 for each participant in 2010). Maximum eligible earnings that can be used to determine the annual allocations under the RIA and the 401(k) are US$245,000 for each participant in 2010.

Non-qualified retirement investment plan (Top Hat)

Mr. Boscia, Mr. Thompson and Mr. Peacher participate in the Top Hat plan. We contribute 15% of eligible earnings that exceed the IRS compensation limit for the tax-qualified plan. Eligible earnings for the Top Hat plan are defined as salary plus the actual incentive bonus, capped at the target payout.

Changes in 2011

Annual incentive plan

We review the performance measures for the AIP annually and decided to continue using three equally weighted performance measures in 2011:

—	Operating EPS (operating income is used for business group performance assessments)
—	VNB
—	KBPIs, which reflect a balance of financial and non-financial measures.

In 2011, as a result of the adoption of IFRS, our operating income and Operating EPS will include some adjustments to our EPS and net income measures.

We will continue to evaluate our results on a constant currency basis, but will no longer adjust earnings for gains and losses on investment assets designated as available-for-sale. We made this change to more closely align the performance measure with reported operating earnings under IFRS.

Medium-term incentive program

We conducted an extensive review of our incentive plans in 2010 to ensure they continue to align with our business strategy, emerging competitive market practices and input from regulators and other stakeholders. As a result, we have introduced a new medium-term incentive plan for 2011, replacing our RSU and PSU plans with one new integrated plan.

MANAGEMENT INFORMATION CIRCULAR 2011

Sun Share unit plan

The design of the new Sun Share plan incorporates three main objectives:

—

Balancing performance and retention - The plan design incorporates a wide range of potential payouts (from 0 to 200% of target) for our most senior executives, reflecting their accountability and impact on our results. Less senior participants have a narrower range of potential payouts because our focus at those levels is more on retention.

—

Aligning payouts to sustained performance - The plan design uses relative TSR as the sole performance measure. This ensures payouts for our most senior executives are aligned to both absolute and relative performance over the performance period. Previously we used various financial measures as part of the PSU plan, but we feel that relative TSR has been a better overall indicator of sustained performance.

—

Increasing the emphasis on insurance peers - The plan design increases the weighting of insurance companies (75%) versus Canadian banks (25%) in calculating our relative TSR, so there is more emphasis on the companies that are most similar to us. We recognize, however, that we compete in the broader financial services marketplace and therefore continue to include our Canadian banking peers for comparison.

The board may cancel any of the Sun Share awards if the payouts would seriously jeopardize our capital position or solvency.

The table below shows the new mix of long-term incentives for 2011 compared to 2010:

	2010 LTI mix			2011 LTI mix
Level	Options	PSUs	Share units RSUs	Options	Share units Sun Shares
Executive team	50%	50%	-	50%	50%
Senior Vice- Presidents	50%	25%	25%	35%	65%
Vice-Presidents	35%	-	65%	-	100%
Key contributors	-	-	100%	-	100%

In order to better align with competitive practice, we reduced the use of options at the Senior Vice-President level and eliminated options for Vice-President level positions.

Retirement and termination provisions

We also enhanced retirement and termination provisions for employees meeting certain eligibility requirements under our share unit plans to align more closely with competitive practice. The new provisions are summarized beginning on page 72.

The changes we describe to our plans and practices in this section are for 2011 and future awards. All references to 2010 compensation are based on the PSU, RSU and option plans in place during that year.

MANAGEMENT INFORMATION CIRCULAR 2011

Comparing shareholder value to executive compensation

The graph below compares our total shareholder return over the last five years ending December 31, 2010 to the performance of the S&P/TSX Composite Index and the TSX Financial Services Index. It assumes $100 was invested in our common shares on January 1, 2006 and dividends were reinvested on the ex-dividend date.

The graph also shows the relationship between shareholder value and total compensation for the named executive officers (limited to the CEO, CFO and the next three highest paid active employees in the years when we had more than five named executive officers). The NEO total compensation index shows the change in total compensation indexed at 100 to provide a clearer picture of the trend over the same period.

For purposes of comparing compensation to performance, we define total compensation as:

—	paid salaries
—	annual incentives for the year they were earned
—	the value of outstanding mid and long-term incentive awards at year-end
—	the value received during the year from settling awards or exercising options
—	the compensatory pension expense related to the fiscal year of service.

Year ending December 31	2005	2006	2007	2008	2009	2010
Sun Life Financial	100	108	125	66	75	78
S&P/TSX Composite Index	100	117	129	86	117	137
S&P/TSX Financial Services (FS) Index	100	98	120	66	87	108
NEO Total Compensation Index	100	98	107	33	46	67
Total compensation of named executive officers (millions)	$71.6	$70.0	$76.6	$23.4	$32.6	$48.2

The NEO Total Compensation Index closely aligns with total shareholder return and industry indices over the past five years.

MANAGEMENT INFORMATION CIRCULAR 2011

Compensation details

Summary compensation table

The table below shows the total compensation paid to our named executive officers for the fiscal years ending December 31, 2010, 2009, and 2008.

Mr. Boscia, Mr. Thompson and Mr. Peacher receive their compensation in U.S. dollars. We have converted their compensation to Canadian dollars in the tables that follow using the average annual exchange rates of Cdn$1.031 for 2010, $1.142 for 2009 and Cdn$1.066 for 2008.

					Non-equity incentive plan compensation
Name and principal position	Year	Paid salary ($)	Share awards ($)	Option awards ($)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
Donald A. Stewart Chief Executive Officer	2010	1,100,000	2,750,007	2,750,005	1,675,000	-	(13,517)	4,000	8,265,495
	2009	1,100,000	-	2,750,001	-	-	(13,667)	-	3,836,334
	2008	1,142,308	3,300,006	2,200,009	-	-	(65,500)	-	6,576,823
Colm J. Freyne Executive Vice- President and Chief Financial Officer	2010	500,000	450,028	450,007	560,805	-	30,483	2,715	1,994,038
	2009	334,346	400,040	400,007	171,089	-	653,420	50,675	2,009,577
	2008	267,308	150,067	150,007	50,120	-	63,500	-	681,002
Jon A. Boscia President	2010	821,628	1,515,830	1,515,835	895,574	-	183,162	57,140	4,989,169
	2009	744,057	3,461,720	-	535,721	-	93,727	57,501	4,892,726
	2008	177,120	3,156,767	1,830,921	-	-	17,712	5,756	5,188,276
Westley V. Thompson President, SLF U.S.	2010	630,496	1,149,944	1,149,946	934,648	-	163,136	19,489	4,047,659
	2009	685,200	2,475,049	1,379,732	599,550	-	93,619	956	5,234,106
	2008	147,600	5,113,972	3,030,480	746,200	-	6,923	485,055	9,530,230
Stephen C. Peacher Executive Vice- President and Chief Investment Officer	2010	515,500	784,057	784,057	1,516,189	-	214,293	-	3,814,096
	2009	118,592	1,209,159	788,566	1,713,000	-	5,929	571,000	4,406,246
	2008	-	-	-	-	-	-	-	-
Dean A. Connor Chief Operating Officer	2010	650,385	850,028	850,002	1,027,933	-	248,483	5,648	3,632,479
	2009	538,462	725,011	725,003	361,846	-	93,333	3,799	2,447,454
	2008	518,423	600,031	600,004	-	-	81,000	-	1,799,458

Notes

Paid salary may be different than annualized salary because the number of pay periods varies by calendar year. Mr. Boscia requested a salary reduction for 2009 in light of the challenging U.S. economic environment. His salary was reduced from US$800,000 to US$600,000 for 2009 as of April 1, 2009.

MANAGEMENT INFORMATION CIRCULAR 2011

Share awards in 2010 were granted on February 24, 2010 at a grant price of $30.90. Grants represent PSUs for all the named executive officers except for Mr. Stewart, who received ISUs which will vest in 2013 based on the board’s subjective assessment of performance objectives including strategy development, greater involvement by key executive team members in executing business plans, optimizing the allocation of capital by business groups considering growth, risk, profitability and efficiency and continuous improvements in our operations.

Share awards in 2009 represent grants of PSUs made on February 25, 2009 at a grant price of $19.43. We granted additional share unit awards in 2009 as outlined below:

—	RSUs granted to Mr. Freyne on August 18, 2009 at a grant price of $31.99 in recognition of him assuming the duties of CFO
—

ISUs granted to Mr. Boscia and Mr. Thompson on August 18, 2009 at a grant price of $31.99. We granted ISUs as a special incentive to support the growth of the U.S. business group through the end of 2012.

The number of ISUs that vest will be based on a factor of 0% to 150% depending on VNB performance of the U.S. business group. The target number of ISUs will vest if VNB in 2012 is US$160 million, the maximum number will vest if VNB is US$190 million, and no ISUs will vest if VNB is under US$130 million.

—	RSUs and DSUs granted to Mr. Peacher on November 17, 2009 at grant prices of $28.29 and $28.30 respectively. We granted these awards to replace compensation he forfeited from his previous employer.

Except for Mr. Boscia and Mr. Thompson, share awards in 2008 represent grants of RSUs and PSUs made on February 27, 2008 at a grant price of $47.58.

Mr. Boscia’s share award in 2008 consists of DSUs granted on October 31, 2008 at a grant price of $28.85. Of these DSUs:

—	43,768 (plus dividend equivalents) were forfeited when Mr. Boscia retired as an employee of the company on March 11, 2011
—	49,598 of a maximum 49,598 (original grant of 43,768 plus dividend equivalents) vested on February 27, 2011 based on the total company performance factor for the 2010 AIP being above 100%
—

13,967 of a maximum 23,279 (original grant of 21,884 plus dividend equivalents) vested on February 20, 2010 based on the total company performance factor for the 2009 AIP of 60%. Units that did not vest were cancelled.

Mr. Thompson’s share award in 2008 consists of RSUs and DSUs granted on October 31, 2008 at grant prices of $29.02 and $28.85 respectively. We granted these awards to replace compensation he forfeited from his previous employer.

Option awards in 2010 represent the expected compensation value of options granted on February 24, 2010 at an exercise price of $30.25.

Option awards in 2009 represent the expected compensation value of options granted on February 25, 2009 at an exercise price of $20.08. It also includes additional option awards granted in 2009 to:

—	Mr. Freyne, who received a grant of options on August 18, 2009 at an exercise price of $31.79 in recognition of him assuming the duties of CFO
—	Mr. Peacher, who received a grant of options on November 17, 2009 at an exercise price of $28.22 to replace compensation he forfeited from his previous employer.

Except for Mr. Boscia and Mr. Thompson, option awards in 2008 represent the expected compensation value of options granted on February 27, 2008 at an exercise price of $47.96.

Mr. Boscia’s and Mr. Thompson’s option awards in 2008 represent options granted on October 31, 2008 at an exercise price of $28.35. Mr. Boscia’s award was in lieu of an option award during our normal grant cycle

MANAGEMENT INFORMATION CIRCULAR 2011

in February 2009 and Mr. Thompson’s award was to replace compensation he forfeited from his previous employer.

We use a constant Black-Scholes value of 25% of the value of our common shares on the date of the grant to determine awards rather than the current accounting expense fair value. The constant 25% value represents a consistent long-term value considering the full 10 year term of the option and long-term estimates of other factors used in the Black-Scholes valuation model. The 2010 accounting fair value was 25% based on the weighted average accounting fair value of $7.53, divided by the weighted average exercise price of $30.21. For 2010, the constant Black-Scholes value was the same as the Black-Scholes value used to determine accounting fair value.

Annual incentives shown include the amounts the named executive officers chose to defer. Mr. Freyne decided to defer 50% of his annual incentive in DSUs in 2008, 2009 and 2010.

Mr. Boscia joined the company on October 14, 2008. His offer of employment included a guaranteed AIP payment for 2008 of US$200,000, representing the pro-rated amount of his target bonus for the year. He decided to forfeit this amount because of market conditions and our corporate performance in 2008.

Mr. Thompson joined the company on October 6, 2008. His offer of employment included a guaranteed AIP payment for 2008 of US$700,000.

Mr. Peacher joined the company on October 13, 2009. His offer of employment included a guaranteed AIP payment for 2009 of US$1,500,000 representing the expected bonus that he forfeited from his previous employer.

Pension value represents compensatory costs as described in the defined benefit and defined contribution tables on pages 69 and 70. Mr. Freyne had a large compensatory cost for 2009 because of the increase in his annual salary and target incentive when he was appointed Executive Vice-President and Chief Financial Officer.

All other compensation

The total value of perquisites and other benefits for all named executive officers is less than $50,000 and less than 10% of their total salary for the fiscal year and therefore is not included in the table.

The amounts shown represent:

—	flexible benefit credits taken in cash for Mr. Stewart, Mr. Freyne and Mr. Connor
—	Mr. Freyne’s temporary allowance that he received in 2009 while he was the acting CFO
—	travel (including spouse) and relocation costs for Mr. Boscia and Mr. Thompson
—	expatriate expenses for Mr. Boscia
—	Mr. Thompson’s cash award in 2008 of US$355,023 when he was hired, to compensate for amounts he forfeited with his previous employer
—	Mr. Peacher’s cash award in 2009 of US$500,000 when he was hired, to compensate for amounts he forfeited from his previous employer.

MANAGEMENT INFORMATION CIRCULAR 2011

Incentive plan awards

Outstanding share and option awards

The table below is a summary of the outstanding option awards and share awards for the named executive officers as at December 31, 2010.

Value of unexercised in-the-money options is the difference between the exercise price of the options and $30.11 (the closing price of our common shares on the TSX on December 31, 2010), multiplied by the number of options.

Market value of share awards that have not vested is $30.11 (the closing price of our common shares on the TSX on December 31, 2010), multiplied by the number of share units. For presentation purposes, the PSUs and ISUs have been valued using the target performance factor (100%).

		Option awards				Share awards
Named executive officer	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Plan	Number of share units that have not vested (#)	Market value of share awards that have not vested ($)
Donald A. Stewart	2001	169,000	29.49	Mar 30, 2011	104,780
	2002	350,000	33.16	Feb 18, 2012	-
	2003	110,000	27.70	Feb 18, 2013	265,100
	2005	204,200	40.80	Feb 10, 2015	-
	2006	204,200	49.40	Feb 21, 2016	-
	2007	171,233	52.56	Feb 20, 2017	-
	2008	183,487	47.96	Feb 27, 2018	-	PSU	79,589	2,396,433
	2009	487,809	20.08	Feb 25, 2019	4,892,724	-	-	-
	2010	363,637	30.25	Feb 24, 2020	-	ISU	93,412	2,812,641
Total		2,243,566			5,262,604		173,001	5,209,074
Colm J. Freyne	2003	13,500	29.70	Aug 8, 2013	5,535
	2004	10,400	36.52	Feb 12, 2014	-
	2005	11,100	40.80	Feb 10, 2015	-
	2006	11,500	49.40	Feb 21, 2016	-
	2007	11,416	52.56	Feb 20, 2017	-
	2008	12,511	47.96	Feb 27, 2018	-	PSU	1,810	54,489
	2008					RSU	1,810	54,489
	2009	29,881	20.08	Feb 25, 2019	299,706	PSU	4,262	128,329
	2009					RSU	4,262	128,329
	2009	31,457	31.79	Aug 18, 2019	-	RSU	8,392	252,684
	2010	59,505	30.25	Feb 24, 2020	-	PSU	15,287	460,277
Total		191,270			305,241		35,822	1,078,597
Jon A. Boscia	2008	258,331	28.35	Oct 31, 2018	454,663	DSU	112,460	2,944,506
	2009					PSU	103,327	3,111,169
	2009					ISU	55,151	1,660,603
	2010	200,441	30.25	Feb 24, 2020	-	PSU	51,490	1,550,355
Total		458,772			454,663		322,428	9,266,633

MANAGEMENT INFORMATION CIRCULAR 2011

		Option awards				Share awards
Named executive officer	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Plan	Number of share units that have not vested (#)	Market value of share awards that have not vested ($)
Westley V.	2008	427,581	28.35	Oct 31, 2018	752,543	DSU	58,675	1,766,717
Thompson	2008					RSU	46,238	1,392,212
	2009	274,847	20.08	Feb 25, 2019	2,756,715	PSU	78,386	2,360,207
	2009					ISU	36,767	1,107,058
	2010	152,059	30.25	Feb 24, 2020	-	PSU	39,061	1,176,134
Total		854,487			3,509,258		259,127	7,802,328
Stephen C. Peacher	2009	111,774	28.22	Nov 17, 2019	211,253	DSU	19,744	594,494
	2009					RSU	17,104	515,008
	2010	103,677	30.25	Feb 24, 2020		PSU	26,633	801,914
Total		215,451			211,253		63,481	1,911,416
Dean A. Connor	2006	12,516	47.94	Nov 9, 2016	-
	2007	34,247	52.56	Feb 20, 2017	-
	2008	50,042	47.96	Feb 27, 2018	-	PSU	14,472	435,737
	2009	144,423	20.08	Feb 25, 2019	1,448,563	PSU	41,189	1,240,213
	2010	112,397	30.25	Feb 24, 2020	-	PSU	28,874	869,388
Total		353,625			1,448,563		84,535	2,545,338

Mr. Boscia joined Sun Life Financial in 2008. He was President, Sun Life Financial until December 31, 2010, and retired as an employee on March 11, 2011. Except for vested DSUs and options, Mr. Boscia forfeited all outstanding awards following his departure.

We have not amended, cancelled, replaced or modified any option-based awards that were previously granted.

Incentive plan awards – value vested or earned during the year

The next table shows:

—	the value the named executive officers would have realized if they had exercised the options that vested in 2010 on their vesting date
—	the value of share awards that vested and were paid out in 2010
—	the annual incentive award earned in 2010 and paid out in February 2011.

Named executive officer	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Donald A. Stewart	1,351,716	1,192,375	1,675,000
Colm J. Freyne	73,729	76,679	560,805
Jon A. Boscia	19,375	-	895,574
Westley V. Thompson	710,256	1,300,474	934,648
Stephen C. Peacher	19,840	244,608	1,516,189
Dean A. Connor	365,366	165,116	1,027,933

MANAGEMENT INFORMATION CIRCULAR 2011

Value of options vested during the year

The table below shows the value of options that vested for each named executive officer in 2010.

See Executive stock option plan on page 53 for more information about the option plan.

Named executive officer	Grant year	Vesting date	Options vesting (#)	Option exercise price ($)	Share price on vesting date ($)	Option-based awards – value vested during the year ($)
Donald A. Stewart	2006	February 21, 2010	51,050	49.40	30.70	-
	2007	February 20, 2010	42,808	52.56	30.70	-
	2008	February 27, 2010	45,872	47.96	30.12	-
	2009	February 25, 2010	136,952	20.08	29.95	1,351,716
Colm J. Freyne	2006	February 21, 2010	2,875	49.40	30.70	-
	2007	February 20, 2010	2,854	52.56	30.70	-
	2008	February 27, 2010	3,128	47.96	30.12	-
	2009	February 25, 2010	7,470	20.08	29.95	73,729
	2009	August 18, 2010	7,864	31.79	25.33	-
Jon A. Boscia	2008	October 31, 2010	64,583	28.35	28.65	19,375
Westley V. Thompson	2008	October 31, 2010	106,896	28.35	28.65	32,069
	2009	February 25, 2010	68,712	20.08	29.95	678,187
Stephen C. Peacher	2009	November 17, 2010	27,944	28.22	28.93	19,840
Dean A. Connor	2006	November 9, 2010	3,129	47.94	29.14	-
	2007	February 20, 2010	8,561	52.56	30.70	-
	2008	February 27, 2010	12,510	47.96	30.12	-
	2009	February 25, 2010	36,106	20.08	29.95	365,366

Share price on vesting date is the closing price of our common shares on the TSX on the vesting date or the next trading day if the vesting date falls on a weekend or holiday.

Value vested during the year is the number of options vesting multiplied by the difference between the option exercise price and share price on the vesting date.

Share awards

PSUs and RSUs vested and were paid in early 2010. The table below shows the total share awards vested and paid out to each named executive officer in 2010:

—	the value of RSUs received on vesting is the number of RSUs vested multiplied by the vesting price
—	the value of PSUs received on vesting is the number of PSUs vested multiplied by the performance factor, multiplied by the vesting price.

See Our compensation program starting on page 49 for more information about the RSU and PSU plans.

MANAGEMENT INFORMATION CIRCULAR 2011

Named executive officer	Plan	Grant date	Share units vested	Performance factor	Vesting price	Value received on vesting
Donald A. Stewart	PSU	Feb 20, 2007	69,199	56%	$30.77	1,192,375
Colm J. Freyne	PSU	Feb 20, 2007	1,597	56%	$30.77	27,526
	RSU	Feb 20, 2007	1,597	N/A	$30.77	49,153
Jon A. Boscia	-	-	-	-	-	-
Westley V. Thompson	RSU	Oct 31, 2008	45,695	N/A	$28.46	1,300,474
Stephen C. Peacher	RSU	Nov 17, 2009	8,452	N/A	$28.94	244,608
Dean A. Connor	PSU	Feb 20, 2007	9,582	56%	$30.77	165,116

Vesting price is the average price of our common shares on the TSX over the five trading days before the vesting date.

How we calculated the performance factor for the 2007 PSU awards

(for the performance period from 2007 to 2009, and paid out in early 2010):

Measure	Weight	Below threshold	Threshold	Target	Maximum	Actual performance result

Relative TSR	50%	Below 25th percentile of peer group	At 25th percentile of peer group	At 50th percentile (median) of peer group	At or above 75th percentile of peer group	•	We delivered a TSR of (29.9)% for the three years ending December 31, 2009
						•	This ranked us above the 50th percentile against the peer group
Payout factor		0%	50%	100%	150%		112%
				+
3-year operating ROE growth	50%	2009 ROE below 11%	2009 ROE of 11%	2009 ROE of 13%	2009 ROE of 14%	•	2009 ROE was 5.9% and below threshold
Payout factor		0%	50%	100%	150%		0%
				=
Overall performance factor							56%

For the 2007 PSU plan, the peer group consisted of the following financial services companies:

Canadian banks		North American insurance companies
• BMO Financial Group	• Scotiabank	• Genworth Financial	• MetLife
• CIBC	• TD Bank Financial Group	• Hartford Financial Services	• Principal Financial
• RBC		• Lincoln Financial	• Prudential Financial
• Manulife Financial

MANAGEMENT INFORMATION CIRCULAR 2011

Non-equity incentive plan compensation

See Annual incentive plan starting on page 50 for more information.

Named executive officer	Plan	Earned salary ($)	Target award	Business results	Individual multiplier	Final award ($)
Donald A. Stewart	AIP	1,100,000	100%	109%	140%	1,675,000
Colm J. Freyne	AIP	500,000	70%	109%	147%	560,805
Jon A. Boscia	AIP	821,628	100%	109%	100%	895,574
Westley V. Thompson	AIP	630,496	100%	109%	136%	934,648
Stephen C. Peacher	AIP	515,500	200%	114%	129%	1,516,189
Dean A. Connor	AIP	650,385	100%	109%	145%	1,027,933

The business results for all the named executive officers are based 100% on total company performance, except for Mr. Peacher, whose business results are based 50% on total company and 50% on Corporate Investments performance. Results for Corporate Investments were 118% of target, based on the committee’s subjective assessment of performance, including strong investment performance in Canada, key strategic initiatives that were completed or advanced, and improved interaction with the board, business units and corporate partners, offset by below target performance of commercial mortgages in the U.S.

How we calculated the performance factor for total company business results:

		Below				What we achieved in 2010
Primary measures	Weight	threshold	Threshold	Target	Maximum	Result

Operating earnings per share	33 1/3%	< $1.97	$1.97	$2.82	$3.38	2.70	below target
Payout factor		0%	25%	100%	200%		89%
			+
Value of new business	33 1/3%	< $510M	$510M	$729M	$875M	$765	above target
Payout factor		0%	25%	100%	200%		118%
			+
Key business performance indicators	33 1/3%		Board assessment
Payout factor		0%	25%	100%	200%		120%
			=
Overall performance factor							109%

The total company performance factor was calculated at 109% of target. The board did not use its discretion under the plan to increase or decrease the final AIP payout to the named executive officers because it and the committee felt the performance factor was a fair reflection of our performance for 2010.

In assessing the KBPI component of the AIP, the board considered the following accomplishments:

Objective	2010 Assessment
Risk management	—	Improved risk profiles globally on a range of products
	—	Effectively managed capital, liquidity, rating agency and regulatory challenges during a period of economic and regulatory uncertainty
	—	Strengthened our overall credit risk management practices
Productivity	—	Continued to deliver expected benefits on the Lincoln U.K. acquisition
	—	Developed a systematic approach in the U.S. to identify efficiencies and expense savings
	—	Advanced a number of efficiency improvements, including reducing the number of processing sites in Canada

MANAGEMENT INFORMATION CIRCULAR 2011

Objective	2010 Assessment
Growth	—	Focused on developing a diversified product suite and launched innovative new products
	—	Completed the sale of the life reinsurance business, deploying capital to businesses that can achieve strong sustainable growth
	—	Achieved record sales levels in individual insurance products in Canada and employee benefits in the U.S.
	—	Launched a new line-up of mutual funds in Canada
	—	Reorganized the U.S. Employee Benefits Group distribution model to increase specialization and better align with key segments such as the small-to-mid sized and voluntary markets
	—	Expanded U.S. Individual Insurance distribution model to increase focus on direct-to-producer capabilities
	—	Restructured Sun Life Everbright into a domestic Chinese insurer, providing an opportunity to capture a larger share of China’s growing insurance market
Innovation	—	Announced the industry’s first wireless mobile enrolment using the new Blackberry® PlaybookTM to support Group Retirement Services in Canada
	—	Implemented scanning technology for group health and dental claims processing resulting in increased speed, accuracy and fraud prevention capabilities
	—	Launched the Global Career Framework and Bright Leaders Program for employees
	—	Named one of the Global 100 Most Sustainable Corporations in the World
Customer service	—	Ranked first out of 16 insurance carriers across five categories in the 2010 U.S. Operations Managers’ Roundtable Survey including new business and in-force processing
	—	Delivered on initiatives creating stronger brand awareness

You can find more information about our Business Segment results in our 2010 MD&A.

We have not granted any long-term, non-equity incentive compensation (such as cash) to any named executive officer.

Pension benefits

Defined benefit plans

The table below shows the defined benefit pension plan obligations for each named executive officer as at December 31, 2010.

We used the same actuarial methods and assumptions in 2010 that we used to calculate the pension liabilities and annual expenses in our 2010 consolidated financial statements. These assumptions reflect our best estimate of future events, so the values shown in the table below may not be directly comparable to pension liabilities estimates disclosed by other companies.

Named executive officer	Number of years credited service	Annual benefits payable ($)		Accrued obligation at start of year ($)	Compensatory change ($)	Non- compensatory change ($)	Accrued obligation at year end ($)
		At year end	At age 65
Donald A. Stewart	41.0	1,424,000	1,424,000	16,689,000	(21,000)	1,978,000	18,646,000
Colm J. Freyne	14.9	115,000	228,000	1,350,000	23,000	454,000	1,827,000
Jon A. Boscia	-	-	-	-	-	-	-
Westley V. Thompson	-	-	-	-	-	-	-
Stephen C. Peacher	-	-	-	-	-	-	-
Dean A. Connor	4.3	40,000	185,000	343,000	241,000	145,000	729,000

MANAGEMENT INFORMATION CIRCULAR 2011

Credited service for Mr. Stewart and Mr. Freyne is higher than their actual years of service with the company. Mr. Stewart had a break in service from 1974 to 1980 and was granted a credit of 5.42 years. Mr. Freyne transferred in the commuted value from his previous employer’s pension plan in 2003 and received credit for 7.42 years of service under the portability option that was available to all new hires at that time.

Annual benefits payable at age 65 are based on the named executive officer’s pensionable earnings up to December 31, 2010. Mr. Stewart’s annual pension benefit from the defined benefit plan is capped at $1,424,000 which is equal to the overall limit in the plan of 65% of best consecutive three-year average earnings.

Accrued obligation is the actuarial value of the projected defined benefit obligations for service up to December 31, 2009 and December 31, 2010. The accrued obligation assumes a named executive officer will receive his target bonus between now and retirement. The difference between the accrued obligation at the start and end of the year is made up of the compensatory and non-compensatory change detailed in the chart.

Compensatory change is the defined benefit service cost for 2010 (the value of the projected pension earned during the year) and the impact of any differences between actual increases in compensation in 2010 and the actuarial assumptions used for the year. Mr. Stewart had a negative compensatory cost for 2010 because he did not receive an increase in annual salary in 2010. The valuation assumptions for the plan include a projected salary increase of 3.5% for all participants.

Non-compensatory change represents the change in pension obligation based on non-compensatory factors like interest on the obligations, impact of changes to the accounting assumptions, and other actuarial gains and losses. The discount rate decreased from 6.0% to 5.0% in the Canadian plans.

Defined contribution plans

The table below shows the defined contribution pension plan values for each named executive officer as at December 31, 2010.

Name executive officer	Accumulated value at start of year ($)	Compensatory ($)	Non-compensatory ($)	Accumulated value at end of year ($)
Donald A. Stewart	93,643	7,483	21,309	122,435
Colm J. Freyne	96,564	7,483	27,338	131,385
Jon A. Boscia	185,945	183,162	53,725	422,832
Westley V. Thompson	154,381	163,136	48,268	365,785
Stephen C. Peacher	5,603	214,293	35,306	255,202
Dean A. Connor	67,139	7,483	21,982	96,604

U.S. plan values have been converted to Canadian dollars using an exchange rate of 1.217 as of January 1, 2010, 1.052 as of December 31, 2010, and the 2010 average rate of 1.031 for amounts other than beginning and ending balances.

Compensatory values

The amounts shown for Mr. Stewart, Mr. Freyne and Mr. Connor represent our matching contributions to the defined contribution plan.

The amounts shown for Mr. Boscia, Mr. Thompson and Mr. Peacher reflect our contributions to the U.S. 401(k) plan, RIA and non-qualified (Top Hat) plan.

Non-compensatory values represent employee contributions, investment gains or losses and exchange rate differences.

MANAGEMENT INFORMATION CIRCULAR 2011

Termination and change of control benefits

Change of control

We have change of control agreements with our named executive officers so we can retain our key leaders if we are involved in a transaction affecting the control of Sun Life Financial. This is key to balancing the goals of the business and the interests of shareholders during a transaction.

We define change of control as:

—

a consolidation or merger of Sun Life Financial or Sun Life Assurance with a non-affiliate, when our outstanding voting shares represent less than 60% of the outstanding voting shares of the new entity immediately after the transaction is complete

—	the sale of all or substantially all of the assets of Sun Life Financial or Sun Life Assurance to a non-affiliate, or
—	the acquisition by a non-affiliate of more than 20% of the voting shares of Sun Life Financial or Sun Life Assurance.

If all or substantially all of the assets of our U.S. business are sold to a non-affiliate, it constitutes a change of control for Mr. Boscia and Mr. Thompson.

When there is a change of control:

—

RSUs, PSUs, ISUs (pro-rated for Mr. Boscia and Mr. Thompson) and DSUs vest and are paid (either when the executive leaves the organization or on the normal payment date under the terms of the relevant plan, whichever is earlier)

—	the board can choose from a range of alternatives to address outstanding options, including accelerated vesting.

If employment is terminated without cause (double trigger) within three years of the change of control benefits are paid as follows:

—	24 months of annual pay and incentive compensation from the date of termination
—	mid and long-term incentive awards vest and are paid according to the terms of the respective plans
—

most benefits and perquisites continue during the severance period. The early retirement reduction factors in the pension plan may be enhanced, depending on the provisions of the pension plan in which the executive participates.

Employee agreements

The table below summarizes our contractual agreements with the named executive officers as outlined in their employment agreements.

Nature of termination	Who it applies to	Type of arrangement
Termination (without cause)	Jon A. Boscia, Westley V. Thompson and Stephen C. Peacher	•

Governed by the terms of severance arrangements that apply to all of our U.S. employees above the Vice-President level. Entitled to four weeks of compensation for each year of service with a minimum severance amount of 12 months of base salary and a maximum of 18 months.

Termination (without cause)	Dean A. Connor	•	Entitled to receive up to 24 months of annual salary.
Retirement	Jon A. Boscia	•	Mr. Boscia will meet the definition of retirement under our incentive plans after five years of service (rather than 10 years as specified in the plans).
		•	We will waive this minimum service requirement if he leaves the company because his responsibilities are materially reduced or we change his reporting relationship.
		•	He is entitled to a special retiring allowance of six months base salary

MANAGEMENT INFORMATION CIRCULAR 2011

Nature of termination	Who it applies to	Type of arrangement
paid in a lump sum.
• He receives unsubsidized retiree benefits until age 65.
Termination (other)	Jon A. Boscia	• If Mr. Boscia leaves the company and breaches certain non-solicitation covenants within 12 months of leaving the company, he will:
• forfeit all outstanding incentive awards and all rights to payment of any awards granted including retiring allowance
• repay upon demand the net amount of all payments made to him relating to these awards.

Benefits on termination and change of control

The table below summarizes how we treat the components of our executive compensation program under different termination scenarios.

Compensation element			Incremental entitlements on other termination scenarios
		Entitlement on resignation	Termination (without cause)	Retirement	Change of control and termination without cause
Salary (does not include vacation pay)		• salary ends	• salary ends unless otherwise stated in employment agreement	• salary ends	• 24 months of salary
Annual incentive award		• award forfeited	• award forfeited	• receive pro-rated award calculated from January 1 to retirement date	• receive prorated award calculated from January 1 to the date of termination (assumes target performance)
+
• 24 months of bonus calculated as the average bonus paid for the previous three years, or the target bonus for the current year, whichever is higher
Mid and long-term incentives	Sun Shares	• unvested awards forfeited	• receive pro-rated portion of Sun Shares for active employment during performance period	• fully vest and paid at normal payment date • valued using actual performance factor	• unvested awards vest • valued using target performance factor
• paid immediately • valued using performance factor that includes any variables known at the time of termination
	RSUs	• unvested awards forfeited	• receive pro-rated portion of RSUs for active employment during period from award date	• fully vest and paid at normal payment date	• unvested awards vest
• paid immediately

MANAGEMENT INFORMATION CIRCULAR 2011

Incremental entitlements on other termination scenarios
Compensation element	Entitlement on resignation	Termination (without cause)	Retirement	Change of control and termination without cause
PSUs/ISUs	• unvested awards forfeited	• receive pro-rated portion of PSUs for active employment during performance period	• fully vest and paid at normal payment date • valued using actual performance factor	• unvested awards vest (pro-rated for Mr. Boscia and Mr. Thompson’s ISUs) • valued using target performance factor
• paid immediately
• valued using performance factor that includes any variables known at the time of termination
• ISUs for Mr. Boscia and Mr. Thompson are forfeit
Options	• 60 days to exercise vested options • unvested awards forfeited	• 60 days to exercise vested options • unvested awards forfeited	• up to 36 months to exercise vested options and options that become vested during that period	• accelerated vesting of all options and up to 36 months to exercise vested options
DSUs	• vested awards are paid with timing at the executive’s election • unvested awards forfeited	• vested awards are paid with timing at the executive’s election • unvested awards forfeited	• vested awards are paid with timing at the executive’s election • unvested awards are forfeited	• vested awards are paid with timing at the executive’s election • unvested awards vest

Estimated pension	• estimated lump-sum value of accrued pension	• estimated lump-sum value of accrued pension	• estimated lump-sum value of accrued pension	• estimated lump-sum value of accrued pension including change of control severance period under the defined benefit plans
	• unvested value forfeited	• unvested value forfeited	• unvested value forfeited	• unvested value vests
Estimated perquisites	• perquisites end	• perquisites end	• perquisites end	• perquisites continue until 24 months after termination or re-employment, whichever is earlier
• outplacement counselling services (maximum $40,000)

Executives are required to meet specific conditions to qualify for retirement under each of our incentive plans, and there are different conditions depending on the grant date of the awards. Typically, an executive

MANAGEMENT INFORMATION CIRCULAR 2011

must be at least 55 years old, have 10 years of service and not be receiving a severance payment. As of 2007, executives must give us at least three months notice if they plan to retire and they must agree not to compete with Sun Life Financial or solicit any of our employees or customers for a period of 12 months.

The table below shows the estimated value of the incremental payments the named executive officers would receive in each of the situations listed above, assuming a termination date of December 31, 2010. In the table:

—	termination (without cause) represents only contractually agreed upon severance amounts
—	change of control assumes double trigger (change of control and termination without cause)
—	cash includes salary and annual incentives
—	vested and unvested awards include awards under the mid and long-term incentive plans.

		Estimated existing	Estimated incremental value on termination or change of control as of December 31, 2010
Named executive officer	Compensation component	payments on resignation	Termination (without cause)	Retirement	Change of control
Donald A. Stewart	Cash:	-	-	1,100,000	5,500,000
Chief Executive Officer	Vested awards:	1,141,709	-	-	-
	Unvested awards:	-	3,071,693	9,329,967	9,329,967
	Pension:	19,365,435	-	-	(2,511,000)
	Perquisites:	-	-	-	106,200
	Total:	20,507,144	3,071,693	10,429,967	12,425,167
	Vested DSUs:	6,847,514	-	-	-
Colm J. Freyne	Cash:	-	-	-	2,050,000
Executive Vice- President and Chief Financial Officer	Vested awards:	80,459	-	-	-
	Unvested awards:	-	507,783	-	1,303,379
	Pension:	1,007,385	-	-	640,000
	Perquisites:	-	-	-	86,200
	Total:	1,087,844	507,783	-	4,079,579
	Vested DSUs:	372,671	-	-	-
Jon A. Boscia	Cash:	-	824,800	412,400	4,124,000
President	Vested awards:	227,332	-	-	-
	Unvested awards:	-	2,359,257	-	5,646,888
	Pension:	126,588	-	-	296,244
	Perquisites:	-	-	-	79,593
	Unvested DSUs:	-	-	-	2,944,505
	Total:	353,920	3,184,057	412,400	13,091,231
	Vested DSUs	441,676	-	-	-
Westley V. Thompson	Cash:	-	634,065	-	3,170,325
President, SLF U.S.	Vested awards:	1,065,454	-	-	-
	Unvested awards:	-	2,795,275	-	7,877,710
	Pension:	80,305	-	-	285,480
	Perquisites:	-	-	-	79,593
	Unvested DSUs:	-	-	-	1,766,717
	Total:	1,145,759	3,429,340	-	13,179,825

MANAGEMENT INFORMATION CIRCULAR 2011

		Estimated existing	Estimated incremental value on termination or change of control as of December 31, 2010
Named executive officer	Compensation component	payments on resignation	Termination (without cause)	Retirement	Change of control
Stephen C. Peacher Executive Vice-President and Chief Investment Officer	Cash:	-	515,500	-	4,124,000
	Vested awards:	52,814	-	-	-
	Unvested awards:	-	420,603	-	1,475,361
	Pension:	23,425	-	-	231,777
	Perquisites:	-	-	-	79,593
	Unvested DSUs:	-	-	-	594,494

	Total:	76,239	936,103	-	6,505,225

Dean A. Connor Chief Operating Officer	Cash:	-	1,300,000	-	3,250,000
	Vested awards:	362,143	-	-	-
	Unvested awards:	-	1,425,073	-	3,631,758
	Pension:	444,604	-	-	516,000
	Perquisites:	-	-	-	86,200

	Total:	806,747	2,725,073	-	7,483,958

	Vested DSUs	438,279	-	-	-

Mr. Stewart qualifies as a retiree because of his age and years of service. This has the following effects:

—	the cash amount under Retirement represents an AIP award at target
—

the incremental pension liability under change of control is negative because the pension liability under a change of control includes additional pension accruals during the severance period, but the pension cannot start until the end of the severance period. Since Mr. Stewart is already eligible for unreduced early retirement under the plan, the pension liability under a change of control is lower than the pension liability if he were to retire immediately.

Aggregate compensation for executives who have a material impact on Sun Life’s risk exposure

As required under the FSB’s Implementation Standard 15, we have defined executives who have a material impact on our risk exposure as Material Risk Executives (MREs). We have 17 MREs, including members of our executive team and other select executives who lead corporate functions. The table below shows the total compensation granted, paid or outstanding for our MREs as of and for the year ending December 31, 2010. Any compensation paid in U.S. dollars has been converted to Canadian dollars using the average annual exchange rate of Cdn$1.031 for 2010.

Annual fixed and variable compensation
		Annual incentives				Share-based incentives
Compensation			Deferred				Outstanding	Sign on	Severance
element	Salary	Cash	(DSUs)	Granted	Paid	Vested	Unvested	payments	payments

Aggregate value ($M)	8.1	9.1	0.9	21.0	5.2	15.0	49.0	-	-

Share-based incentives include the value of share units and option awards and any additional units credited as dividends on share units.

—	Granted represents the value at grant in 2010, including the value of any share-based awards granted upon hire
—	Paid represents the incremental value received in 2010 when options were exercised and value at vesting, including performance adjustments for PSUs and ISUs.

MANAGEMENT INFORMATION CIRCULAR 2011

—

Outstanding share-based incentives represents the in-the-money value of options and the market value of share awards using a share price of $30.11 (the closing price of our common shares on the TSX on December 31, 2010), for vested and unvested options and share units as at December 31, 2010.

Sign on payments represent guaranteed annual cash incentives paid upon hire to replace amounts any of the MREs forfeited from previous employers.

Severance payments represent the value of benefits received on termination.

Securities authorized for issue under equity compensation plans

The table below shows the common shares issued under the executive stock option plan, the Clarica management stock incentive plan and the directors’ stock option plan as at December 31, 2010. It also shows the number of common shares available for issue under the executive stock option plan which was approved by our common shareholders and the special 2001 stock option plan. All employees were awarded stock options under the special 2001 stock option plan after the demutualization of Sun Life Assurance, and this did not require shareholder approval.

The table does not include the common shares available for issue under the directors’ stock option plan or the Clarica management stock incentive plan. We stopped granting stock options to our directors in 2003, and future grants under the Clarica plan were not possible after the amalgamation of Sun Life Assurance and Clarica Life Insurance Company.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans	14,036,649	$31.97	7,229,236
approved by security holders
Equity compensation plans not	156,386	$26.03	591,007
approved by security holders
Total	14,193,035	$31.91	7,820,243

MANAGEMENT INFORMATION CIRCULAR 2011

Other information

Loans to directors and executives

The table below shows the total loans outstanding to our current and former executive officers, directors and employees, including our subsidiaries, as at February 28, 2011. None of these loans were used to buy securities of Sun Life Financial. We do not grant personal loans to our directors or executive officers.

		Total outstanding loans
Purpose	To Sun Life Financial or our subsidiaries ($)	To another entity ($)
Share purchases (consists of loans provided by McLean Budden Limited to its eligible officers to buy shares of that company)	$18,878,695	-

Other	$3,430,898	-

Directors and officers liability insurance

We have liability insurance to protect our directors and officers against liabilities they may incur in their capacity as directors and officers of Sun Life Financial and our subsidiaries in circumstances where the company cannot provide indemnification.

The current policy runs from November 1, 2010 to November 1, 2011 with coverage of $210 million. We pay a premium of approximately $2.9 million and there is no deductible.

For more information

You can find recent financial information about Sun Life Financial in our consolidated financial statements and MD&A for the year ended December 31, 2010. These and other documents are available on our website (www.sunlife.com), on SEDAR (www.sedar.com) and on the SEC website (www.sec.gov/edgar).

You may also request a copy of our most recent consolidated financial statements and MD&A from our Corporate Secretary.

MANAGEMENT INFORMATION CIRCULAR 2011

Schedule A – Charter of the Board of Directors

This Charter sets out:

1. The duties and responsibilities of the Board of Directors.

2. The position description for Directors.

3. The position description for the Non-Executive Chairman of the Board.

4. The position description for Chairs of Board Committees.

5. The corporate governance practices and policies that apply to the Board of Directors.

Mission

To be a strategic asset of the organization measured by the effective execution of the Board of Directors’ overall stewardship role and the contribution the Directors make – individually and collectively – to the long-term success of the enterprise.

Membership

The by-laws provide for the Board of Directors to have a minimum of eight and a maximum of 20 Directors. Each Director shall possess the attributes set out in the Position Description for Directors. In addition, a majority of the Directors must meet the independence requirements set out in the Director Independence Policy.

Structure and Operations

A schedule of regular Board and Board Committee meetings will be circulated to the Directors and agreed upon by the Governance and Conduct Review Committee prior to the commencement of a calendar year. Confirmation of the date, time and place of regular meetings will be sent to the Directors approximately three weeks in advance of regularly scheduled meetings. Special meetings may be called with 24 hours notice.

A quorum at any meeting of the Board shall be five Directors and meetings must be constituted so that resident Canadian requirements of the Insurance Companies Act (Canada) are met. At each regularly scheduled meeting of the Board, the independent Directors will meet privately.

On an annual basis, the Board of Directors will review this Charter and the Forward Agenda for the Board and approve changes as necessary. This Charter will be posted on the Corporation’s website. The Board of Directors will review its effectiveness on an annual basis.

1.  Duties and Responsibilities of the Board of Directors

The Board of Directors is responsible for supervising the management of the business and affairs of the Corporation. The Board performs the following overall stewardship responsibilities either directly or through the Committees of the Board. The Board has clearly outlined matters that require Board approval and those that have been delegated to management.

Board of Directors

—	Planning Board size and composition, establishing Committees of the Board, determining Director compensation and evaluating and selecting candidates for election at each annual meeting.
—	Maintaining a formal orientation program for new Directors, and ongoing education programs for all Directors.
—	Establishing corporate governance practices and policies.

MANAGEMENT INFORMATION CIRCULAR 2011

—

Assessing its effectiveness, the effectiveness of the Committees of the Board, the effectiveness of the Non-Executive Chairman of the Board, the effectiveness of Committee Chairs and the effectiveness of individual Directors on an annual basis.

Senior Management

—	Selecting, evaluating and, if necessary, replacing the Chief Executive Officer and other members of senior management.
—	Delegating to management powers to manage the Corporation.
—	Overseeing succession planning for senior management positions.
—	Approving the compensation of senior management.
—	Advising and counselling the Chief Executive Officer.

Ethics and Integrity

—	Setting an ethical tone for the Corporation.
—	Satisfying itself that senior management is sustaining a culture of integrity throughout the organization.
—	Approving amendments to the Sun Life Financial Code of Business Conduct.
—

Complying with and reviewing employee compliance with the Sun Life Financial Code of Business Conduct and promptly disclosing any waivers of the Sun Life Financial Code of Business Conduct for Directors or senior management.

Strategy

—	Approving the Corporation’s vision and mission statements.
—	Reviewing the effectiveness of the strategic planning process, approving business objectives and strategic plans on an annual basis.
—	Monitoring corporate performance against these statements, objectives and plans on an ongoing basis.

Risk Management, Capital Management and Internal Control

—

Approving and reviewing compliance with policies and procedures for the management and control of risk, including capital management, and the internal control and management information systems that provide reasonable assurance as to the reliability of the Corporation’s financial information and the safeguarding of its assets.

—	Reviewing compliance with legislative and regulatory requirements.

Material Transactions

—	Reviewing and approving material investments and transactions.

Financial Reporting

—	Reviewing and approving the annual and interim financial statements.
—	Reviewing and approving the annual and interim Management’s Discussion and Analysis.

MANAGEMENT INFORMATION CIRCULAR 2011

Communication and Disclosure

—	Reporting the financial results to shareholders and other stakeholders on a timely basis.
—	Reviewing and, when appropriate, approving policies with regard to public disclosure, confidentiality of information and securities trading.
—	Enabling shareholders to provide feedback to the independent Directors.

Other

—	Engaging any special advisors it deems necessary to provide independent advice, at the expense of the Corporation.
—	Performing such other functions as prescribed by law or as assigned to the Board in the Corporation’s governing documents.

2.  Position Description for Directors

The Board of Directors, as a whole, is responsible for managing or supervising the management of the business and affairs of the Corporation. Each Director participates in fulfilling the Board’s stewardship role by acting honestly and in good faith with a view to the best interests of the Corporation (fiduciary duty) and exercising the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (duty of care).

Duties and Responsibilities

Principal duties and responsibilities of each Director include:

—	Acting in the highest ethical manner and with integrity in all personal, business and professional dealings.
—	Confirming compliance with the Sun Life Financial Code of Business Conduct on an annual basis and maintaining the confidentiality of corporate information and Board deliberations.
—	Understanding the Sun Life Financial vision and strategic objectives.
—	Becoming knowledgeable of Sun Life Financial’s businesses and the financial services sectors in which it operates within a reasonable time of joining the Board.
—	Understanding the Corporation’s current corporate governance policies and practices, the Charters of the Board of Directors and of each Committee on which he or she serves.
—	Preparing thoroughly for each Board and Committee meeting by reviewing the materials sent to Directors in advance of meetings.
—	Attending Board and Committee meetings, and actively participating in deliberations and decisions in an objective manner that demonstrates independence from management.
—	Informing himself or herself of significant matters dealt with at meetings not attended.
—	Maintaining agreed upon levels of share ownership in the Corporation.

MANAGEMENT INFORMATION CIRCULAR 2011

Director Attributes

The Board of Directors believes that each Director should exhibit the following characteristics while executing his or her duties:

—	Integrity
—	Accountability
—	Independent and informed judgment
—	Commitment
—	Knowledge of business issues and financial matters
—	Ability to communicate openly and work effectively with fellow Directors and management

In addition, certain regulatory criteria apply to Directors related to independence, financial, compensation and risk management literacy and assessment of suitability and integrity.

The Director Independence Policy outlines the Board’s approach to determining Director independence.

In the Board’s judgment, a member of the Audit Committee is financially literate if, after seeking and receiving any explanations or information from senior financial management of the Corporation or the auditors of the Corporation that the member requires, the member is able to read and understand the consolidated financial statements of the Corporation to the extent sufficient to be able to intelligently ask, and to evaluate the answers to, probing questions about the material aspects of those financial statements.

The Assessment of Responsible Persons Policy outlines how the Chairman undertakes independent assessments of the suitability and integrity of current and prospective Directors.

3.  Position Description for the Non-Executive Chairman of the Board

The independent Directors will select from among their number a Director immediately following each annual meeting, who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Non-Executive Chairman of the Board (“Chairman”) also manages the affairs of the Board so as to assist the Directors in carrying out their responsibilities and enhance the effectiveness and cohesion of the Board as a whole.

He or she is a member of the Governance and Conduct Review Committee and a regular attendee at meetings of other Board Committees.

Duties and Responsibilities

Principal duties and responsibilities of the Chairman include:

—	Ensuring that the respective responsibilities of the Board and those of management are well understood, and that the boundaries between Board and management responsibilities are respected.
—	Communicating the expectations of the independent Directors to management.
—

In conjunction with the Chairman of the Governance and Conduct Review Committee, regularly evaluating, and in appropriate circumstances proposing enhancements to, the governance structure and procedures.

—

Assessing the sufficiency of the resources available to the Board and its Committees, including the scope, timeliness and relevance of available information. The Chairman is responsible, in consultation with the other members of the Governance and Conduct Review Committee, for ensuring that the independent Directors are appropriately compensated in their capacity as Directors of the Corporation.

—

In conjunction with the Chief Executive Officer, the Chairman sets the Board agenda, chairs the Board meetings and ensures that there is adequate time at Board meetings for discussion of relevant issues. The Chairman also sets the agenda for the independent Directors’ private session that occurs during each regular Board meeting.

MANAGEMENT INFORMATION CIRCULAR 2011

—

In conjunction with the Chairman of the Governance and Conduct Review Committee, setting the Governance and Conduct Review Committee agenda. The Chairman also reviews all other Committee agendas in advance of regular Committee meetings.

—	In conjunction with the Chief Executive Officer, the Chairman sets the agenda for the annual meeting and any special meetings of shareholders or policyholders and acts as the chair of those meetings.
—	In conjunction with the Governance and Conduct Review Committee, conducting a formal survey of the independent Directors on a regular basis to assess the effectiveness of the Board and its Committees.
—

In conjunction with the Governance and Conduct Review Committee, evaluating the performance of individual independent Directors and the Chairs of each Committee as part of an annual peer review process. The Chairman meets individually with each independent Director at least annually to discuss individual performance.

—

With the Chairman of the Management Resources Committee, annually evaluate the performance of the Chief Executive Officer and report on the evaluation to the independent Directors. The Chairman is also responsible for ensuring, in conjunction with the Chief Executive Officer, that appropriate human resource management practices (including succession, development and compensation plans) are in place for senior management.

—

In conjunction with the Governance and Conduct Review Committee, determining the director competencies, skills and qualities required or best suited from time to time to complement the diversity of the current board composition and identifying prospective board candidates. The Chairman is responsible for approaching and interviewing prospective candidates, and for recommending prospective Directors to the Governance and Conduct Review Committee for its review and subsequent recommendation to the Board.

—

Reviewing, with the Chairman of the Governance and Conduct Review Committee, the membership of each Board Committee and the selection and rotation of the Committee Chairs, and making recommendations to the Governance and Conduct Review Committee for its review and recommendation to the Board. The Chairman is also responsible for recommending to the Governance and Conduct Review Committee those other members of the Board who are from time to time to become a member of the board of directors of one or more of the Corporation’s major foreign subsidiaries.

—	Overseeing the orientation and training program for new Directors and the ongoing program for education of all Directors.
—	Engaging, at the expense of the Corporation, outside advisors for the independent Directors, the Board or Board Committees, as required.
—

Communicating from time to time with shareholders, representatives of the Corporation’s regulators and rating agencies, and with corporate governance-focused councils, coalitions and similar bodies, to discuss general board and company governance-related matters. In exceptional circumstances, where it is inappropriate for the Chief Executive Officer to communicate, or otherwise after prior consultation with the Chief Executive Officer, it may be necessary for the Chairman to communicate with the media about the affairs of the Corporation. These circumstances would normally be limited to board matters or matters relating to the Chief Executive Officer (for example compensation or succession). The Chairman will report on all such communications to the Board at the next regular meeting of the Board unless timelier reporting is advisable.

4.  Position Description for Committee Chairs

The Chair of a Committee of the Board of Directors is responsible for providing leadership to enhance effective and independent functioning of the Committee in order that the Committee may fulfil its duties and responsibilities as outlined in the Committee Charter.

MANAGEMENT INFORMATION CIRCULAR 2011

Duties and Responsibilities

Principal duties and responsibilities of each Committee Chair include:

—

Reviewing and approving the agenda for each meeting of the Committee. The Committee Chair may consult or meet with the Non-Executive Chairman of the Board, other Committee Chairs, members of management or other advisors as part of the agenda and meeting preparation process. This agenda setting process includes determining the appropriate treatment of significant matters that may have ramifications involving more than one Committee.

—	Chairing Committee meetings, ensuring that there is adequate time at Committee meetings for discussion of relevant issues and for the Committee members to meet privately.
—	Reporting to the Board of Directors on the Committee’s activities following each meeting and presenting recommendations to the Board of Directors on matters that require Board approval.
—	Leading an annual review of the adequacy of the Committee Charter.
—	Leading an annual evaluation of the effectiveness of the Committee.

Committee Chairs are appointed annually. Generally, a Director will serve as a Committee Chair for a five year period.

The Chair of the Audit Committee is consulted in advance in connection with the appointment, reassignment, replacement and dismissal of the Chief Auditor. The Chair of the Audit Committee is consulted annually on the performance assessment and compensation awarded to the Chief Financial Officer and the Chief Auditor.

The Chair of the Governance and Conduct Review Committee is consulted in advance in connection with the appointment, reassignment, replacement and dismissal of the Chief Compliance Officer and annually on the performance assessment and compensation awarded to this individual.

The Chair of the Investment Oversight Committee is consulted annually on the performance assessment and compensation awarded to the Chief Investment Officer.

The Chair of the Management Resources Committee is consulted annually on the performance assessment and compensation awarded to the Chief Human Resources Officer.

The Chair of the Risk Review Committee is consulted in advance in connection with the appointment, reassignment, replacement and dismissal of the Executive Vice-President, Actuarial and Risk Management and Chief Risk Officer and annually on the performance assessment and compensation awarded to these individuals.

5.  Corporate Governance Policies and Practices

Election of Directors and Term of Office

The Board has not established a specific number of years a Director may serve on the Board, however, under the by-laws of the Corporation, each Director will be elected for a term of one year. Directors may stand for re-election at the end of each term. The Governance and Conduct Review Committee reviews the candidacy of each nominee on an annual basis and confirms to the Board of Directors that each of the nominees meets expectations outlined in the Position Description for Directors and satisfies the criteria for Board membership. In addition, the Governance and Conduct Review Committee will report on the independence status of each Director as defined in the Director Independence Policy.

MANAGEMENT INFORMATION CIRCULAR 2011

Majority Voting

In elections where only the nominees recommended by the Board stand for election, a Director who receives more “withheld” votes than “for” votes for his or her election must tender a written offer to resign to the Chairman of the Governance and Conduct Review Committee of Sun Life Financial Inc. in the case of an election by shareholders, or to the Chairman of the Governance and Conduct Review Committee of Sun Life Assurance Company of Canada in the case of an election by voting policyholders, for acceptance or rejection by the Board of the applicable company. Within 90 days of the annual meeting the Board will decide whether to accept or reject the Director’s offer to resign and promptly disclose by way of news release the outcome of its deliberations. Any Director who tenders his or her resignation will not participate in the consideration by the Board of the resignation offer.

Director Retirement

The retirement date for Directors is the date of the annual meeting following the Director’s 70th birthday. The non-management Directors may, if they unanimously determine that is in the best interest of the Corporation to do so, waive this requirement for a Director and nominate the Director for election for one additional term. The waiver may be renewed for a second additional term but not for any further period. A Director who is a member of management must resign when he or she leaves active employment.

Access to Management

Each Director shall have access to management, as necessary, to carry out his or her responsibilities.

Attendance at Board and Committee Meetings

The Governance and Conduct Review Committee reviews the attendance of Directors each year as part of the nomination process for Director elections. Any Director who does not, in two consecutive years, attend at least 75% of the regularly scheduled meetings of the Board and the Board Committees to which he or she is assigned, must tender a written offer to resign to the Chairman of the Governance and Conduct Review Committee for acceptance or rejection by the Board.

Change of Occupation

Directors whose principal employment or other business or professional circumstances, change materially from that which they held when elected to the Board (including retirement from their principal employment) must notify the Chairman of the Governance and Conduct Review Committee in accordance with the Director Independence Policy and tender a written offer to resign for acceptance or rejection by the Board. The Board is not of the view that Directors in such circumstances must always leave the Board, however, an opportunity should be given to the Board to review the continued appropriateness of Board membership under the revised circumstances.

Public Company Directorships

Directors who hold a full-time executive position should generally hold only one other public company directorship and directors who are not employed full time should generally hold no more than three other public company directorships that take up a significant amount of time.

MANAGEMENT INFORMATION CIRCULAR 2011

Directors’ Remuneration and Share Ownership

The remuneration of Directors is reviewed on an annual basis to ensure that Directors are adequately and competitively compensated.

It is the policy of the Board that each Director will own or have invested an amount equivalent to a value of not less than $550,000 in common shares or deferred share units of Sun Life Financial Inc. within five years of the adoption of this revised policy in December 2007 or within five years of the Directors’ appointment to the Board, whichever is later.

If the value of common shares changes significantly and a Director no longer meets the share ownership guideline, the Board will give consideration to allowing the Director a period of time to bring the value of their holdings back to the guideline level.

Orientation of New Directors

The Corporation provides an orientation program for new members of the Board. This orientation begins with a strategic overview session with the Chief Executive Officer, followed by meetings or briefing sessions with selected company executives, which will include a review of the financial statements of the Corporation. A new Director will be provided with a range of written materials including those that outline the organization of the Board and its Committees, the powers and duties of Directors, the required standards of performance for Directors, the Sun Life Financial Code of Business Conduct, and this Charter.

Management will arrange site visits as well as private meetings with members of management, as requested by the Director.

Continuing Education for Directors

The Corporation provides ongoing business and Director education sessions for members of the Board to enhance their knowledge of the Company, its businesses and key executives, and to address ongoing and emerging issues in the functional areas of board oversight. Individual Directors may participate in outside professional development programs approved by the Chairman, at the expense of the Corporation.

Interaction with the Media

The Board believes that it is the responsibility of management, rather than members of the Board, to speak on behalf of the Corporation. From time to time, Directors may be requested by the media, or by institutional investors, shareholders, customers or policyholders, to discuss certain issues on behalf of the Corporation. Any Director to whom such a request is made should review the request with the Chairman and the Chief Executive Officer before responding.

Shareholder Engagement

The Board believes it is important to have constructive engagement with the Corporation’s shareholders to allow shareholders to express their views on governance matters.

At each annual meeting shareholders will be asked to consider a non-binding advisory resolution on the executive compensation disclosure in the Corporation’s information circular prepared for the annual meeting.

The results of the advisory vote will be published and if a significant number of shareholders oppose the resolution, the Board will consult shareholders to understand their concerns. The Board will review the Corporation’s approach to compensation in the context of those concerns.

www.sunlife.com
MIC-01-2011

MIX
Paper from responsible sources
FSC® C101537

Sun Life Financial

www.sunlife.com MIC-01-2011

R

FSC

www.fsc.org

MIX

Paper from

responsible sources

FSCR C101537

Sun

Life Financial